Suite 1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030 Fax: (604) 681-8039

INFORMATION CIRCULAR
As at August 11, 2011, unless otherwise noted

FOR THE ANNUAL GENERAL AND SPECIAL MEETING
OF THE SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2011

SOLICITATION OF PROXIES

This information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management (“Management”) of Alderon Resource Corp. (the “Company”) for use at the Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting, and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

The enclosed Instrument of Proxy is solicited by Management.  Solicitations will be made by mail and may be supplemented by telephone or other personal contact by regular officers and employees of the Company without special compensation.  The Company does not reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals the authorization to execute the Instrument of Proxy.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.  None of the directors of the Company have advised that they intend to oppose any action intended to be taken by Management as set forth in this Information Circular.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Instrument of Proxy are directors or officers of the Company and are nominees of Management.  A Shareholder has the right to appoint a person to attend and act for him/her on his/her behalf at the Meeting other than the persons named in the enclosed Instrument of Proxy.  To exercise this right, a Shareholder should strike out the names of the persons named in the Instrument of Proxy and insert the name of his/her nominee in the blank space provided, or complete another proper form of Instrument of Proxy.  The completed Instrument of Proxy should be deposited with the Company’s Registrar and Transfer Agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at least 48 hours before the time of the Meeting or any adjournment thereof, excluding Saturdays, Sundays and holidays.

The Instrument of Proxy must be dated and be signed by the Shareholder or by his/her attorney in writing, or, if the Shareholder is a company, it must either be under its common seal or signed by a duly authorized officer.

In addition to revocation in any other manner permitted by law, a Shareholder may revoke an Instrument of Proxy either by (a) signing another proper form of Instrument of Proxy bearing a later date and depositing it at the place and within the time aforesaid, or (b) signing and dating a written notice of revocation (in the same manner as the Instrument of Proxy is required to be executed as set out in the notes to the Instrument of Proxy) and either depositing it at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting or on the day of any adjournment thereof, or (c) registering with the Scrutineer at the Meeting as a Shareholder present in person, whereupon such Proxy shall be deemed to have been revoked.

NON-REGISTERED HOLDERS OF THE COMPANY’S SHARES

Only Shareholders whose names appear in the Company’s Central Securities Register (the “Registered Shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting.  Shareholders who do not hold common shares of the Company (the “Common Shares”) in their own name (“Beneficial Shareholders”) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.  Beneficial Shareholders who complete and return an Instrument of Proxy must indicate thereon the person (usually a brokerage house) who holds the Common Shares as registered Shareholder.  Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed.  The form of proxy supplied to Beneficial Shareholders is similar to that provided to Registered Shareholders.  However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder.

If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the name of the Shareholder’s broker or agent of that broker.  In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration for the Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms).  Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.  Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients.  The directors and officers of the Company do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Instrument of Proxy to the clearing agencies and intermediaries for onward distribution.  Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings unless the Beneficial Shareholders have waived the right to receive meeting materials.  Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the Instrument of Proxy provided by the Company to the Registered Shareholders.  However, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Beneficial Shareholder.  Should a Beneficial Shareholder receive such a form and wish to vote at the Meeting, the Beneficial Shareholder should strike out the Management proxyholder’s name in the form and insert the Beneficial Shareholder’s name in the blank space provided.  The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and requests Beneficial Shareholders to return the proxy forms to Broadridge.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.  A Beneficial Shareholder receiving a form of proxy with a Broadridge sticker on it cannot use that form of proxy to vote Common Shares directly at the Meeting — the form of proxy must be returned to Broadridge well in advance of the Meeting in order to have the Common Shares voted.  All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the Common Shares in respect of which they are appointed and, where directions are given by the Shareholder in respect of voting for or against any resolution, will do so in accordance with such direction.

If no choice is specified on the Instrument of Proxy with respect to a matter to be acted upon, the Instrument of Proxy confers discretionary authority with respect to the matter upon the proxyholder named on the Instrument of Proxy.  In the absence of any direction in the Instrument of Proxy, it is intended that the proxyholder named by Management in the Instrument of Proxy will vote the Common Shares represented by the Instrument of Proxy in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular.  The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting.

At the time of printing of this Information Circular, Management is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting.  However, if any other matters which are not now known to Management should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2010 will be presented to the Shareholders at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At August 11, 2011, the Company had 82,615,264 Common Shares without par value issued and outstanding.  All Common Shares are of the same class and each carries the right to one vote.  The quorum for a meeting of Shareholders is two persons present in person or by proxy who are entitled to vote at the Meeting.

August 26, 2011 has been determined as the record date as of which Shareholders are entitled to receive notice of and attend and vote at the Meeting.  Shareholders desiring to be represented by proxy at the Meeting must deposit their proxies at the place and within the time set forth in the notes to the Instrument of Proxy in order to entitle the person duly appointed by the proxy to attend and vote thereat.

Other than as set forth below, to the knowledge of the directors and senior officers of the Company, as at August 11, 2011, no Shareholder beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to the Common Shares.

Altius Resources Inc. and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 39.79% of the issued and outstanding Common Shares.

FIXING THE NUMBER OF DIRECTORS AND ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of the ordinary resolution fixing the number of directors on the board of directors of the Company (the “Board of Directors”) at nine (9).  Although Management is nominating nine (9) individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.  Each director of the

Company is elected annually and holds office until the next annual general meeting of the Shareholders unless that person ceases to be a director before then.  Management proposes to nominate the persons herein listed for election as directors of the Company to serve until their successors are elected or appointed. In the absence of instructions to the contrary, the Common Shares represented by proxy will, on a poll, be voted for the nominees herein listed.  MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED. IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY ON ANY POLL FOR THE ELECTION OF ANY PERSON OR PERSONS AS DIRECTOR UNLESS THE SHAREHOLDER HAS SPECIFIED OTHERWISE IN THE INSTRUMENT OF PROXY.  UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ACCOMPANYING INSTRUMENT OF PROXY INTEND TO VOTE FOR THE ELECTION OF ALL OF THE NOMINEES.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations or employment during the past five years if such nominee is not presently an elected director and the number of Common Shares which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular:

Name, Province or State and Country of Ordinary Residence of Nominee(6) and Present Positions with the Company	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(6)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
Mark J. Morabito North Vancouver, BC Chief Executive Officer, President & Director	Executive Chairman (effective September 7, 2011) Chief Executive Officer and President of the Company from March 3, 2010 until September 7, 2011. Founder and Chairman of Crosshair Exploration & Mining Corp. from 1998 to date.	December 15, 2009	3,180,000

Stan Bharti Toronto, ON Executive Chairman & Director	Executive Chairman of Forbes & Manhattan, Inc. from 2001 to date.	March 3, 2010	2,700,000

R. Bruce Humphrey(4)(5) Midland, ON Director	Business and mining consultant.	March 3, 2010	500,000

Brad Boland(4)(5) Newmarket, ON Director	Certified Management Accountant.	March 3, 2010	250,000

John A. Baker, Q.C. St. John’s, NL	Senior Partner of the law firm, Ottenheimer Baker since 1976; Director of Altius Minerals Corporation since its inception in 1997, Chairman of the Board of Altius Minerals Corporation since 2006.	December 10, 2010	Nil(7)

Brian F. Dalton St. John’s, NL	Co-Founder, Director, President and Chief Executive Officer of Altius Minerals Corporation since its inception in 1997.	December 10, 2010	Nil(7)

Name, Province or State and Country of Ordinary Residence of Nominee(6) and Present Positions with the Company	Principal Occupation and, if not a Presently Elected Director, Occupation during the last Five Years(6)	Period from which Nominee has been a Director	Number of Common Shares Held(1)(2)(3)
David J. Porter(4)(5) Toronto, ON

Senior executive/management consultant since 2008; Vice-President Administration of The Iron Ore Company of Canada in 2008; Vice-President Human Resources and Organization Effectiveness of The Iron Ore Company of Canada from 1996-2007.

		December 10, 2010	Nil

Matthew Simpson Pickering, ON

President and Chief Executive Officer of Black Iron Inc. since December 2010; Chief Operating Officer of the Company from September 20, 2010 to May 7, 2011. From 2002 to September 2010, Mr. Simpson held various positions at The Iron Ore Company of Canada, including General Manager of Primary Ore (Mine) from 2007 to 2010.

		April 25, 2011	Nil

Tayfun Eldem Montreal, QC

Chief Executive Officer of the Company (effective September 7, 2011); Vice President, Expansion Projects & Engineering, The Iron Ore Company of Canada during 2010; Vice President, Operations & Engineering, The Iron Ore Company of Canada from 2007 to 2010; General Manager, Processing Operations, The Iron Ore Company of Canada from 2004 to 2007.

		N/A	Nil

(1)

Common Shares beneficially owned, directly and indirectly, or over which control or direction is exercised, at the date hereof, based upon the information furnished to the Company by individual directors and officers. Unless otherwise indicated, such Common Shares are held directly. These figures do not include Common Shares that may be acquired on the exercise of any share purchase warrants or stock options held by the respective directors or officers.

(2)

The directors, nominees, officers and other members of Management, as a group beneficially own, directly or indirectly, 10,211,000 Common Shares representing 12.36% of the total issued and outstanding Common Shares.

(3)

The information as to Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(4)	Current member of the audit committee of the Company.
(5)	Current member of the compensation committee of the Company.
(6)	The information as to residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(7)	Messrs. Baker and Dalton are directors and officers of Altius Minerals Corp. which beneficially owns, directly or indirectly through its subsidiaries, a total of 32,869,006 Common Shares.

Pursuant to the applicable securities legislation, the Company is required to have an audit committee.  The general function of the audit committee is to review the overall audit plan and the Company’s system of internal controls, to review the results of the external audit, and to resolve any potential dispute with the Company’s auditors.

The audit committee of the Company currently consists of Brad Boland, Bruce Humphrey, and David Porter.  The members of the audit committee of the Company will be determined following the Meeting at the discretion of the Board of Directors and in accordance with applicable corporate and securities law.

The Company has also recently appointed a compensation committee consisting of Brad Boland, Bruce Humphrey, and David Porter. The members of the compensation committee of the Company will be determined following the Meeting at the discretion of the Board of Directors and in accordance with applicable corporate and securities law. The compensation committee will be responsible for making recommendations to the Board of Directors on all executive and director compensation matters and is governed by a compensation committee charter. Aside from the audit committee and the compensation committee, there are no other standing committees of the Board of Directors.

PENALTIES AND SANCTIONS

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director, chief executive officer or chief financial officer of any company that while that person was acting in that capacity:

(a) was the subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the proposed director ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days.

Other than as disclosed below, no proposed director of the Company is, or within the 10 years prior to the date of this Information Circular, has been, a director or executive officer of any company that while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Other than as disclosed below, no proposed director has individually, within the 10 years prior to this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or Shareholder.

Other than as disclosed below, no proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Stan Bharti was a director of Kansai Mining Corporation (“Kansai”), a company listed on the TSX Venture Exchange.  On January 29, 2008, a cease trade order was issued against Kansai and each of the directors and officers, as a result of Kansai failing to file comparative financial statements for the year ended September 30, 2007 and management’s discussion and analysis for the period ended September 30, 2007.  On March 5, 2008, the cease trade order was revoked.  Mr. Bharti was a director of Stetson Oil & Gas Ltd. which on May 7, 2008 became subject to a cease trade order for failing to file its financial statements.  This cease trade order was revoked on May 30, 2008.

Brian Dalton and John A. Baker are directors of Newfoundland and Labrador Refining Corporation (“NLRC”) which, on June 18, 2008, filed a Notice of Intention to Make a Proposal with the Office of the Superintendent of Bankruptcy.  On October 17, 2008, NLRC submitted a proposal to its creditors for a maintenance and care plan for up to 36 months.  Under the maintenance and care plan, it was proposed that ongoing costs be kept to a minimum and that all refinery permits would be kept in good standing until such time as its refinery project could be sold or financed when economic conditions improve.  In addition, it was proposed that all creditors’ claims would be deferred until the end of the maintenance and care period or until the project obtains financing.  On November 20, 2009, the Supreme Court of Newfoundland and Labrador accepted the proposal and dismissed all further requests for creditors’ claim adjustments for voting purposes.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purposes of this Information Circular:

“Chief Executive Officer” or “CEO” of the Company means an individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Chief Financial Officer” or “CFO” of the Company means an individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

“Executive officer” of the Company for the financial year, means an individual who at any time during the year was:

(a)                                  a chair of the Company;

(b)                                 a vice-chair of the Company;

(c)                                  the president of the Company;

(d)                                 a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production; or

(e)                                  an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company.

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the CICA Handbook;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“NEO” or “Named Executive Officer” means each of the following individuals:

(a)                                a CEO;

(b)                               a CFO;

(c)                                each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)                               each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

During the financial year ended December 31, 2010, the Board of Directors did not have a compensation committee. The Board of Directors as a whole was responsible for determining all forms of compensation to be granted to the Named Executive Officers and the directors, and for reviewing the Chief Executive Officer’s recommendations respecting compensation of the other officers of the Company.

The overall objectives of the Company’s compensation program include: (a) attracting and retaining talented executive officers who can assist with the Company’s mineral exploration and mine development strategy; (b) aligning the interests of those executive officers with those of the Company; and (c) linking individual executive officer compensation to the performance of the Company. The Company’s compensation program is designed to compensate executive officers for the performance of their duties and to reward them for the performance of the Company.

During the most recently completed financial year, compensation of Named Executive Officers and directors was determined based on discussion by the Board of Directors based on subjective factors, without any formal objectives, criteria or analysis. The Company’s Named Executive Officers are compensated through consulting agreements and or management services arrangements. The Board of Directors does not have a pre-determined compensation plan and does not engage in benchmarking practices. It is the general compensation philosophy of the Company to provide a blend of base salaries, bonuses and an equity incentive component in the form of options. The following summarizes these aspects of compensation:

Base Salary

Base salary is a fixed element of compensation that is payable to each Named Executive Officer for performing his or her position’s specific duties. While base salary is intended to fit into the Company’s overall compensation objectives by serving to attract and retain talented executive officers, the size of the Company and the nature and stage of its business also impacts the level of base salary. In determining the base salary of an executive officer, the Board of Directors begins its analysis with a recommendation from the President and CEO of the Company and also places weight on the following factors: the particular responsibilities related to the position; the experience level of the executive officer; the difficulties in recruiting new talent and his or her overall performance.

Bonus Payments

Executive officers are eligible for annual cash bonuses. The Board of Directors does not currently prescribe a set of formal objective measures to determine discretionary bonus entitlements. Rather, the Board of Directors uses informal goals typical for exploration and development stage companies such as strategic acquisitions, advancement of exploration, operations and development, equity and debt financings and other transactions and developments that serve to increase the Company’s valuation. Precise goals or milestones are not pre-set by the Board of Directors.

Long-Term Incentives

The Board of Directors believes that granting stock options and shares to key personnel encourages retention and more closely aligns the interests of executive management with the interests of Shareholders. The inclusion of options in compensation packages allows the Company to compensate employees while not drawing on limited cash resources. Further, the Board of Directors believes that the option component serves to further align the interests of Management with the interests of the Shareholders. The amount of options and shares to be granted is based on the relative contribution and involvement of the individual in question as well as taking into consideration previous option and share grants.

Summary Compensation Table

The following table contains information about the compensation paid to, or earned by, those who were during the fiscal year ended December 31, 2010 the Company’s Named Executive Officers.  The Company had six Named Executive Officers during the fiscal year ended December 31, 2010, namely Stan Bharti, Jeff Durno, Robert Chisholm, Mark J. Morabito, Sonya Atwal and Matthew Simpson.

			Share-	Option-		Non-equity incentive plan compensation ($)
Name and principal position)	Year	Salary ($)	based awards ($)	based awards ($)(7)		Annual incentive plans(9)	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Stan Bharti (1)	2010	Nil	Nil	$639,966	(8)	$175,000	Nil	Nil	$180,000	$994,966
Executive Chairman	2009	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

Mark J. Morabito(2)	2010	Nil	Nil	$639,966	(8)	$175,000	Nil	Nil	$166,670	$981,636
President & CEO	2009	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

Jeff Durno(3)	2010	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
President & CEO	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

Sonya Atwal (4)	2010	Nil	Nil	$137,899	(8)	$10,000	Nil	Nil	$47,098	$194,997
CFO	2009	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A
	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

Robert Chilsom(5)	2010	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
CFO	2009	Nil	Nil	Nil		Nil	Nil	Nil	Nil	Nil
	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

Matthew Simpson(6)	2010	Nil	Nil	$529,135	(8)	Nil	Nil	Nil	$100,000	$629,135
Chief Operating	2009	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A
Officer (“COO”)	2008	N/A	N/A	N/A		N/A	N/A	N/A	N/A	N/A

(1)

Mr. Stan Bharti was appointed Executive Chairman on March 3, 2010, and currently serves as a director of the Company. Included in Mr. Bharti’s compensation is compensation paid to Forbes & Manhattan, Inc. (“Forbes”), of which Mr. Bharti is the Executive Chairman. Mr. Bharti receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated May 25, 2010 and Forbes receives its compensation in the form of consulting fees pursuant to a consulting agreement dated May 25, 2010. See below under “Termination and Change of Control Benefits” and “Management Contracts” for a description of these agreements. Mr. Bharti also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(2)

Mr. Mark J. Morabito was appointed President and CEO on March 3, 2010, and currently serves as a director of the Company. Mr. Morabito receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated March 1, 2010. See below under “Termination and Change of Control Benefits” for a description of this agreement. Mr. Morabito also serves as a director of the Company but he does not receive any additional compensation for his services as a director.

(3)	Mr. Jeff Durno resigned as President and CEO on March 3, 2010.
(4)

Mrs. Sonya Atwal was appointed as CFO on March 3, 2010. Mrs. Atwal does not receive compensation directly from the Company, except for grants of stock options and discretionary bonuses. Ms. Atwal is an employee of EGM Exploration Group Management Corp. (“EGM”), a company which provides management services to the Company. EGM invoices the Company on a monthly basis for fees for management services provided which are determined based on the usage of such services by the Company. The amount set out for Mrs. Atwal under the heading “All other compensation” is the amount paid by EGM directly to Ms. Atwal during the year ended December 31, 2010 based on the estimated time that Mrs. Atwal spent providing services to the Company.

(5)	Mr. Robert Chisholm resigned as CFO on March 3, 2010.
(6)

Mr. Matthew Simpson was appointed COO on September 20, 2010, and a director on April 25, 2011. Mr. Simpson receives his compensation in the form of consulting fees pursuant to the terms of a consulting agreement dated July 9, 2010. See below under “Termination and Change of Control Benefits” for a description of this agreement.

(7)

The value of the option-based awards reflects the fair value of options granted on the dates of grant, which were March 3, 2010, November 8, 2010, and December 29, 2010. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.40%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 94% and d) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(8)

This amount represents a portion of stock based compensation that was recorded as of December 31, 2010. The fair value in accordance with the CICA Handbook Section 3870 is lower in each case than the number above it due to the graded vesting of the options granted. The fair value in accordance with the CICA Handbook Section 3870 is as follows: Stan Bharti — 2010 ($299,017), 2009 (Nil), 2008 (Nil); Mark Morabito — 2010 ($299,017), 2009 (Nil), 2008 (Nil); Sonya Atwal — 2010 ($25,027), 2009 (Nil), 2008 (Nil); and Matthew Simpson — 2010 ($51,939), 2009 (Nil), 2008 (Nil).

(9)	Compensation received in the form of discretionary bonuses paid during the financial year.

Option-based Awards

The only equity compensation plan which the Company has in place is the Company’s stock option plan (the “Plan”). The Plan has been approved by the TSX Venture Exchange (the “TSX-V”) and the Shareholders of the Company.

The purpose of the Plan is to advance the interests of the Company by encouraging equity participation in the Company through the acquisition of Common Shares.  It is the intention of the Company that this Plan will at all times be in compliance with the rules and policies of the TSX-V.

The number of Common Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Common Shares at the time of the grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

Outstanding share-based awards and option-based awards

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the Named Executive Officers as at December 31, 2010.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Stan Bharti	250,000	(2)	$1.50	2015-03-03	$410,000	Nil	Nil
Executive Chairman	250,000	(2)	$1.60	2015-11-08	$385,000

Mark J. Morabito	250,000	(2)	$1.50	2015-03-03	$410,000	Nil	Nil
President & CEO	250,000	(2)	$1.60	2015-11-08	$385,000

Jeff Durno	Nil		Nil	Nil	Nil	Nil	Nil
President & CEO

Sonya Atwal	20,000	(2)	$1.50	2015-03-03	$32,800	Nil	Nil
CFO	30,000	(2)	$1.60	2015-11-08	$46,200
	70,000	(2)	$3.00	2015-12-29	$9,800

Robert Chilsom	Nil		Nil	Nil	Nil	Nil	Nil
CFO

Matthew Simpson	250,000	(2)	$1.20	2015-07-22	$485,000	Nil	Nil
COO	100,000	(2)	$1.60	2015-11-08	$154,000
	200,000	(2)	$3.00	2015-12-29	$28,000

(1)           Based on the closing price of the Common Shares on the TSX-V on December 31, 2010, being $3.14 per share.

(2)           Options are granted for a five year term and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

Incentive plan awards — value vested or earned during the financial year ended December 31, 2010

The following table provides information regarding value vested or earned through incentive plan awards by the Named Executive Officers during the financial year ended December 31, 2010:

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stan Bharti Executive Chairman	$53,125	(2)	Nil	Nil
Mark J. Morabito President & CEO	$53,125	(2)	Nil	Nil
Jeff Durno President & CEO	Nil		Nil	Nil
Sonya Atwal CFO	$4,250	(2)	Nil	Nil
Robert Chilsom CFO	Nil		Nil	Nil
Matthew Simpson COO	Nil		Nil	Nil

(1)   This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)   130,000 options exercisable at $1.50 per share vested on June 3, 2010, 130,000 options exercisable at $1.50 per share vested on September 3, 2010, and 130,000 options exercisable at $1.50 per share vested on December 3, 2010. The closing prices of the Common Shares on the TSX-V on June 3, 2010, September 3, 2010, and December 3, 2010 were $1.55 per share, $1.35 per share and $2.30 per share.

Pension Plan Benefits

The Company does not have any pension or retirement plans or arrangements for its Named Executive Officers.

Termination and Change of Control Benefits

The following describes the respective consulting agreements entered into by the Company and the Named Executive Officers:

Stan Bharti

On May 25, 2010, the Company entered into an agreement with 2051580 Ontario Inc. (the “Consultant”), whereby the Consultant would provide the services of Stan Bharti to act as Executive Chairman of the Company and to provide financial, management and business consulting services to the Company as required by the Company from time to time. The base fees for Mr. Bharti’s services are $10,000 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. In addition to the base fees, the Company paid signing bonus of $30,000 plus applicable taxes to the Consultant.  This agreement may be terminated prior to December 31, 2012, by the Company without cause by making a payment to the Consultant that is equivalent to the base fees remaining to be paid under the term of this Agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined below) of the Company, either the Company or the Consultant will have one year from the date of such Change in Control to elect to have the Consultant’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to the Consultant that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to the Consultant in the 36 months prior to the Change in Control.  Additionally, any stock options granted to the Consultant would be dealt with in accordance with the terms of the Plan; however all stock options granted to the Consultant, but not yet vested, shall vest immediately.

“Change in Control” is defined as the acquisition by any person (person being defined as an individual, a corporation, a partnership, an unincorporated association or organization, a trust, a government or department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual and an associate or affiliate of any thereof as such terms are defined in the Canada Business Corporations Act) of:  (1) shares or rights or options to acquire shares of the Company or securities which are convertible into shares of the Company or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast at a meeting of the shareholders of the Company;  (2) shares or rights or options to acquire shares, or their equivalent, of any material subsidiary of the Company or securities which are convertible into shares of the material subsidiary or any combination thereof such that after the completion of such acquisition such person would be entitled to exercise 50% or more of the votes entitled to be cast a meeting of the shareholders of the material subsidiary; or (3) more than 50% of the material assets of the Company, including the acquisition of more than 50% of the material assets of any material subsidiary of the Company.  Notwithstanding the foregoing, the issuance of common shares of the Company to Altius Resources Inc. pursuant to the option agreement announced in a press release issued by the Company on December 2, 2009 does not constitute a “Change in Control”.

See “Management Contracts — Forbes & Manhattan, Inc.” for a description of change and control and termination payments with respect to the Company’s agreement with Forbes.

Mark J. Morabito

On March 1, 2010, the Company entered into an agreement with Mark J. Morabito whereby Mr. Morabito would provide management and operational consulting services to the Company in the capacity as the President and Chief Executive Officer of the Company.  The base fees for Mr. Morabito’s services are $16,667 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. This agreement may be terminated at any time prior to December 31, 2012 (the termination date), by making a payment to Mr. Morabito that is equivalent to the base fees remaining to be paid under the term of this Agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Mr. Morabito will have one year from the date of such Change in Control to elect to have the Mr. Morabito’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Morabito that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Morabito in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Morabito would be dealt with in accordance with the terms of the Plan; however all stock options granted to Mr. Morabito, but not yet vested, shall vest immediately.

Matthew Simpson

On July 9, 2010, the Company entered into an agreement with Iron Strike Inc. (“Iron Strike”) whereby Iron Strike would provide the services of Matthew Simpson to provide management, business and operational consulting services to the Company in the capacity as the Chief Operating Officer of the Company.  The base fees for Mr. Simpson’s services are $16,666 per month, plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company, and annual targeted bonus in the amount of $100,000 plus applicable tax. The payment of the annual bonus shall be at the discretion of the Board of Directors in consultation with Mr. Simspon based on both the performance of Mr. Simpson and the overall performance of the Company. In addition to the base fees, the Company paid Mr. Simpson a signing bonus of $50,000, plus applicable taxes, on September 20, 2010.

The term of this agreement is month to month and may be terminated at any time by the Company without cause by making a payment to Mr. Simpson that is equivalent to twelve (12) months base fees. However, in the event that there is a Change in Control (as defined above) of the Company, either the Company or Mr. Simpson will have one year from the date of such Change in Control to elect to have the Mr. Simpson’s appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Mr. Simpson that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Simpson in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Mr. Simpson would be dealt with in accordance with the terms of the Plan; however all stock options granted to Mr. Simpson, but not yet vested, shall vest immediately.

The following table shows estimated incremental payments triggered pursuant to termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Name	Termination Without Cause Benefit Value(1)		Termination on a Change of Control Benefit Value(1)
Stan Bharti	$480,000	(2)	$925,000	(3)
Mark Morabito	$400,008		$775,012
Matthew Simpson	$200,004		$600,012

(1)           The termination value assumes that the triggering event took place on the last business day of the Company’s financial year-end (December 31, 2010).

(2)           The termination value includes amounts payable to Mr. Bharti ($240,000) and Forbes ($240,000).

(3)           The termination value includes amounts payable to Mr. Bharti ($535,000) and Forbes ($390,000).

Director Compensation

During the financial year ended December 31, 2010, the Company did not have a formal policy where directors (Craig Goldenberger and Jeff Durno) were paid cash compensation; however, the Company paid cash compensation to certain directors as a result of their services in restructuring the Company prior to the acquisition of the Altius Option and paid cash compensation in the form of discretionary bonuses to certain directors (Brad Boland, Jeffrey Pontius, Patrick Gleeson and R.B. Humphrey). The directors of the Company are eligible to receive options to purchase Common Shares pursuant to the terms of the Plan.

The following table contains information about the compensation paid to, or earned by directors of the Company who were not Named Executive Officers. During the financial year ended December 31, 2010, the Company had a total of ten directors who were not Named Executive Officers.

Name	Fees earned ($)	Share-based awards ($)	Option- based awards ($)(11)		Non-equity incentive plan compensation ($)(13)	Pension value ($)	All other compensation ($)	Total ($)
Brad Boland(1) Director	Nil	Nil	$255,986	(12)	$10,000	Nil	Nil	$265,986
Jeffrey Pontius(2) Director	Nil	Nil	$133,396	(12)	$10,000	Nil	Nil	$143,396
Aron Buchman(3) Director	Nil	Nil	Nil		Nil	Nil	Nil	Nil
Craig Goldenberger(4) Director	$1,000	Nil	Nil		Nil	Nil	Nil	$10,000
Jeff Durno(5) Director	$10,000	Nil	Nil		Nil	Nil	Nil	$10,000
Patrick Gleeson(6) Director	Nil	Nil	$255,986	(12)	$10,000	Nil	Nil	$265,986
R.B. Humphrey(7) Director	Nil	Nil	$511,973	(12)	$25,000	Nil	Nil	$536,973
David J. Porter(8) Director	Nil	Nil	$245,179	(12)	Nil	Nil	Nil	$245,179
Brian F. Dalton(9) Director	Nil	Nil	Nil		Nil	Nil	Nil	Nil
John A. Baker(10) Director	Nil	Nil	Nil		Nil	Nil	Nil	Nil

(1)           Mr. Brad Boland was appointed a director of the Company effective March 3, 2010.

(2)           Mr. Jeffrey Pontius resigned as a director of the Company effective March 3, 2010.

(3)           Mr. Aron Buchman resigned as a director of the Company effective March 3, 2010.

(4)           Mr. Craig Goldenberger resigned as a director of the Company effective March 3, 2010.

(5)           Mr. Jeff Durno resigned as a director of the Company effective March 3, 2010.

(6)           Mr. Patrick Gleeson served as a director of the Company from March 3, 2010 to December 10, 2010.

(7)           Mr. R.B. Humphrey was appointed a director of the Company effective March 3, 2010.

(8)           Mr. David J. Porter was appointed a director of the Company effective December 10, 2010.

(9)           Mr. Brian F. Dalton was appointed a director of the Company effective December 10, 2010.

(10)         Mr. John A. Baker was appointed a director of the Company effective December 10, 2010.

(11)         The value of the option-based awards reflects the fair value of options granted on the applicable dates of grant, which were March 3, 2010 and November 8, 2010. The fair value was computed using the Black Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.40%; b) expected life of five years; c) the price of the stock on the grant date; d) expected volatility of 94% and d) no expected dividend payments. The Black Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(12)         This amount represents a portion of stock based compensation that was recorded as of December 31, 2010. The fair value in accordance with the CICA Handbook Section 3870 is lower in each case than the number above it due to the graded vesting of the options granted. The fair value in accordance with the CICA Handbook Section 3870 is as follows: Brad Boland – $119,607; Jeffrey Pontius – $110,719; Patrick Gleeson – $119,607; R.B. Humphrey – $239,214; and David J. Porter – $17,775.

(13)         Compensation received in the form of discretionary bonuses.

Incentive plan awards - Outstanding share-based awards and option-based awards granted to directors

The following table provides details with respect to outstanding option-based awards and share-based awards, granted to the directors of the Company who were not Named Executive Officers as at December 31, 2010.

	Option-based Awards					Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Brad Boland	100,000	(2)	$1.50	2015-03-03	$164,000	Nil	Nil
Director	100,000	(2)	$1.60	2015-11-08	$154,000
Jeffrey Pontius	100,000	(2)	$1.50	2015-03-03	$164,000	Nil	Nil
Director	100,000	(2)	$1.60	2015-11-08	$154,000
Aron Buchman	Nil		Nil	Nil	Nil	Nil	Nil
Director
Craig Goldenberger	Nil		Nil	Nil	Nil	Nil	Nil
Director
Jeff Durno	Nil		Nil	Nil	Nil	Nil	Nil
Director
Patrick Gleeson	100,000	(2)	$1.50	2015-03-03	$164,000	Nil	Nil
Director	100,000	(2)	$1.60	2015-11-08	$154,000
R.B. Humphrey	200,000	(2)	$1.50	2015-03-03	$328,000	Nil	Nil
Director	200,000	(2)	$1.60	2015-11-08	$308,000
David J. Porter	200,000	(2)	$1.60	2015-11-08	$308,000	Nil	Nil
Director
Brian F. Dalton	Nil		Nil	Nil	Nil	Nil	Nil
Director
John A. Baker	Nil		Nil	Nil	Nil	Nil	Nil
Director

(1)           Based on the closing price of the Common Shares on the TSX-V on December 31, 2010, being $3.14 per share.

(2)           Options are exercisable for a period of five years and vest over a period of two years such that 25% become available for exercise on each of the six, twelve, eighteen and twenty-four month anniversaries of the date of grant.

Incentive plan awards — value vested or earned during the financial year ended December 31, 2010

The following table provides information regarding value vested or earned through incentive plan awards by the directors of the Company who were not Named Executive Officers during the financial year ended December 31, 2010:

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Brad Boland Director	$21,250	(2)	Nil	Nil

Name	Option-based awards – Value vested during the year ($)(1)		Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Jeffrey Pontius Director	$21,250	(2)	Nil	Nil
Aron Buchman Director	Nil		Nil	Nil
Craig Goldenberger Director	Nil		Nil	Nil
Jeff Durno Director	Nil		Nil	Nil
Patrick Gleeson Director	$21,250	(2)	Nil	Nil
R.B. Humphrey Director	$42,500	(2)	Nil	Nil
David J. Porter Director	Nil		Nil	Nil
Brian F. Dalton Director	Nil		Nil	Nil
John A. Baker Director	Nil		Nil	Nil

(1)   This amount is calculated based on the dollar value that would have been realized by determining the difference between the closing market price of the Common Shares and the exercise price of the options on the vesting date.

(2)   125,000 options exercisable at $1.50 per share vested on June 3, 2010, 125,000 options exercisable at $1.50 per share vested on September 3, 2010, and 125,000 options exercisable at $1.50 per share vested on December 3, 2010.  The closing prices of the Common Shares on the TSX-V on June 3, 2010, September 3, 2010, and December 3, 2010 were $1.55 per share, $1.35 per share and $2.30 per share.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than routine indebtedness, no current or former director, executive officer or senior officer of the Company, employee or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such director, executive officer or senior officer, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee or similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Forbes & Manhattan, Inc.

On May 25, 2010, the Company signed a service agreement with Forbes (of which Mr. Bharti is the President) for financial, management and business consulting services. Forbes’ head office is located at 65 Queen Street West, Suite 805, Toronto, Ontario, Canada M5H 2M5. The base fees for Forbes’ services are $10,000 per month (increased to $40,000 effective September 7, 2011) (the “Forbes Fee”), plus applicable tax, together with reimbursement for travel and other business expenses incurred on behalf of the Company together with any such increments thereto and bonuses (including additional grants of options) as the Board of Directors may from time to time determine. In addition to the base fees, the Company paid a signing bonus of $30,000 plus applicable taxes to Forbes.  This agreement may be terminated prior to December 31, 2012, by the Company without cause by making a payment to Forbes that is equivalent to the base fees remaining to be paid under the term of this agreement in the form of a lump sum payment within thirty (30) days of the termination date. However, in the event that there is a Change in Control (as defined above in “Statement of Executive Compensation — Termination and Change of Control Benefits”) of the Company, either the Company or Forbes will have one year from the date of such Change in Control to elect to have Forbes’ appointment terminated. In the event that such an election is made, the Company will be obliged to make a lump sum termination payment to Forbes that is equivalent to 36 months base fees plus an amount that is equivalent to all cash bonuses paid to Forbes in the 36 months prior to the Change in Control.  Additionally, any stock options granted to Forbes would be dealt with in accordance with the terms of the Plan; however all stock options granted to Forbes, but not yet vested, shall vest immediately.

The Forbes Fee is intended to reflect the value of the benefits and services that are provided to the Company by Forbes in gaining access to a number of individuals by virtue of their relationship with Forbes. Various administrative, strategic and technical services are provided and will be provided to the Company through a team of geologists, mining engineers and financial professionals related to Forbes on an as needed basis. In certain instances, additional fees may be paid to such individuals by the Company directly and not in connection with this agreement for their services; however, such fees are typically substantially lower than if the Company had to seek out and engage such persons on its own on a full time basis. Without the support provided by Forbes, the Company would not otherwise have ready access to the breadth of skilled professionals available through Forbes on an as needed basis. In addition, Forbes, through its and Mr. Stan Bharti’s contacts and reputation assists the Company in fostering relationships with strategic investors and investment banks.

EGM Exploration Group Management Corp.

The Company has an arrangement with EGM Exploration Group Management Corp. (“EGM”) of Suite 1240, 1140 West Pender Street, Vancouver, British Columbia V6E 4G1, to provide services and facilities to the Company. EGM is a private company which is owned by Mark Morabito, President and CEO of the Company. EGM provides the Company with administrative and management services. The services provided by EGM include shared facilities, geological, technical, accounting, investor relations, legal and corporate development services. The fees for these management services are determined on a cost plus 15% basis. The costs are determined and allocated to the Company based on the cost or value of the services provided to the Company as determined by EGM, and the Company reimburses EGM for such costs on a monthly basis. During the financial year ended December 31, 2010, the Company incurred fees of $1,227,044 to EGM.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out particulars of the compensation plans and individual compensation arrangements under which equity securities of the Company are authorized for issuance as of December 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	5,085,000	$1.88	3,073,919
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	5,085,000		3,073,919

(1)           At December 31, 2010, the Company currently had a “rolling” stock option plan that reserves 10% of the outstanding Common Shares from time to time for issuance as stock options.

AUDIT COMMITTEE

For information regarding the audit committee, see the Company’s annual information form (the “AIF”) dated June 3, 2011, under the heading “Audit Committee”, including a copy of the audit committee charter which is attached to the AIF as Schedule “A”. The AIF is available under the Company’s profile at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

On June 30, 2005, the Canadian Securities Administrators introduced in final form National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 — Corporate Governance Guidelines (“NP 58-201”). The Company has reviewed its own corporate governance practices in light of the NP 58-201 guidelines.  In certain cases, the Company’s practices comply with NP 58-201, however, the Board of Directors considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore certain guidelines have not been adopted.

Set out below is a description of certain corporate governance practices of the Company, as required by NI 58-101.

Board of Directors

NP 58-201 recommends that boards of directors of reporting issuers be composed of a majority of independent directors. The current Board of Directors consists of eight directors with three of the eight directors considered independent.  Mark J. Morabito is the President and CEO of the Company and therefore not considered independent. Stan Bharti is the Executive Chairman of the Company and is involved in policy making and therefore is not considered independent.  Matthew Simpson served as Chief Operating Officer for the Company from September 20, 2010 and therefore is not considered independent. Brian F. Dalton and John A. Baker are affiliated entities of the Company due to their relationship with Altius Minerals Corporation and are therefore not independent. Brad Boland, R. Bruce Humphrey and David J. Porter are the independent directors.

The proposed board of directors is the same as the current board of directors, with the addition of Mr. Tayfun Eldem being nominated as a proposed director. Mr. Tayfun Eldem is not considered independent as he will be the President and CEO of the Company effective September 7, 2011. As a result, the proposed board of directors will have three independent directors: Brad Boland, R. Bruce Humphrey and David J. Porter and six non-independent directors: Mark J. Morabito, Matthew Simpson, Stan Bharti, John A Baker, Brian F. Dalton and Tayfun Eldem. As a result, a majority of the board of directors will not be independent.

The Board of Directors considers that Management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Company and have regular and full access to Management.

Directorships

Currently, the following existing directors and proposed directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
Mark J. Morabito	Crosshair Exploration & Mining Corp. Santa Fe Metals Corp. Silver Quest Resources Ltd.

Director	Public Corporation Board Membership
Excelsior Mining Corp. Logan Resources Ltd. Ridgemont Iron Ore Corp. Midlands Minerals Corporation
Stan Bharti

Aberdeen International Inc.
Alexis Minerals Corporation
Apogee Minerals Ltd.
Avion Gold Corp.
Belo Sun Mining Corp.
Bell Copper Inc.
Brookwater Ventures Inc.
Castillian Resources Corp.
Crocodile Gold Corp.
Dacha Strategic Metals Inc.
Eurocontrol Technics Inc.
Exile Resources Inc.
Forbes & Manhattan Coal Corp.
Largo Resources Ltd.
Longford Energy Inc.
Pitchblack Resources Inc.
Silver Bear Resources Inc.
Stetson Oil & Gas Ltd.
Sulliden Gold Corporation Ltd.
Valencia Ventures Inc.
Vast Exploration Inc.

Brad Boland	None.
R. Bruce Humphrey	Avion Gold Corp. Black Iron Inc. Crocodile Gold Corp. Sulliden Gold Corporation Ltd.
Matthew Simpson	Black Iron Inc. Ridgemont Iron Ore Corp.
John A. Baker	Altius Minerals Corporation Rambler Metals & Mining PLC
Brian F. Dalton	Altius Minerals Corporation Rambler Metals & Mining PLC
David J. Porter	Black Iron Inc.
Tayfun Eldem	None.

With respect to his role as a director of the Company and as a director of the other reporting issuers listed above, Mr. Bharti devotes the amount of time to each company as is required of his position given the particular needs and activities being undertaken by a particular company at any given time.  While Mr. Bharti remains apprised of the day to day operations and progress of each of the companies with whom he fills an executive or advisory role, his involvement and time commitment directly correlate to the level of activity being undertaken by such Corporation at any given time and can range from 5% to 15% of his time.  Mr. Bharti’s involvement increases significantly when the Company is considering any type of strategic decision, material transaction or is otherwise undertaking a transaction out of the ordinary course of business.

Orientation and Continuing Education

The Company provides an orientation program to new directors.  This program consists of providing education regarding directors’ responsibilities, corporate governance issues, committee charters, and recent and developing issues related to corporate governance and regulatory reporting.  The Company also encourages senior management to participate in professional development programs and courses and supports Management’s commitment to training and developing employees.

Ethical Business Conduct

The Board of Directors expects Management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance goals and objectives. To date, the Board of Directors has not adopted a formal written Code of Business Conduct and Ethics. However, the current size of the Company’s operations and the relatively small number of officers and employees allow the independent members of the Board of Directors to monitor on an ongoing basis the activities of Management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board of Directors anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

Nomination of Directors

The Company does not at this time have a specific committee responsible for the nomination of directors.  The nomination of directors is currently addressed by the Board of Directors as a whole.

The Board of Directors determines new nominees to the Board of Directors, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board of Directors members, including both formal and informal discussions among Board of Directors members and the President and CEO. Proposed directors’ credentials are reviewed in advance of a Board of Directors meeting with one or more members of the Board of Directors prior to the proposed director’s nomination.

Compensation

During the financial year ended December 31, 2010, the Board of Directors did not have a compensation committee and the quantity and quality of the directors’ and executive officers’ compensation is reviewed and determined by the Board of Directors as a whole. Further details about the Company’s compensation practices are disclosed under the heading “Statement of Executive Compensation”. Subsequent to December 31, 2010, the Company has appointed a compensation committee.

Other Board Committees

The Company does not have any standing committees other than the audit committee and compensation committee.

Assessments

The Board of Directors does not, at present, have a formal process in place for assessing the effectiveness of the Board of Directors as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. The Board of Directors conducts informal periodic assessments of the effectiveness of the Board of Directors and its individual directors on an ongoing basis.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth below, no informed person of the Company, no Management nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company’s last financial year, any Shareholder directly or indirectly beneficially owning, or exercising control or direction over, more than 10% of the outstanding Common Shares, nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in a proposed transaction which has materially affected or would materially affect the Company other than as disclosed under the heading “Statement of Executive Compensation”, “Fixing the Number of Directors and Election of Directors” and “Particulars of Matters to be Acted Upon”.

On March 3, 2010, the Company acquired 0860132 B.C. Ltd. (“Privco”), a company incorporated under the laws of British Columbia, having a registered office at Suite 1240, 1140 West Georgia Street, Vancouver, B.C., and controlled by Mark J. Morabito. In consideration for the acquisition, the Company issued 5,000,000 Common Shares to Mr. Morabito.  Privco had entered into an option agreement dated November 2, 2009, as amended on January 15, 2010, (the “Altius Option Agreement”) with Altius Resources Inc. (“Altius”), having an office at Suite 202, 66 Kenmount Street, St. John’s, NL, and a wholly owned subsidiary of Altius Minerals Corporation, which agreement was subsequently assigned to the Company and pursuant to which Privco held the exclusive right and option (the “Altius Option”) to acquire a 100% interest in the Kami property (the “Kami Property”), free and clear of all encumbrances, in accordance with the terms of the Altius Option Agreement and related assignment agreement. On completion of the Privco acquisition, Privco became a wholly-owned subsidiary of the Company.

On December 6, 2010, the Company exercised the Altius Option to acquire a 100% interest in the Kami Property from Altius. In order to complete the exercise of the Altius Option, the Company issued an aggregate of 32,285,006 Common Shares to Altius.  In addition, Altius’ Chairman, John Baker, and Chief Executive Officer, Brian Dalton, were nominated and elected to the Board of Directors of the Company at the annual general meeting Shareholders which was held on December 10, 2010. Altius retains a 3% gross sales royalty on iron ore concentrate from the Kami Property.

Altius and its parent, Altius Minerals Corporation, collectively, are the beneficial owners of 32,869,006 Common Shares representing approximately 39.79% of the issued and outstanding Common Shares.

APPOINTMENT AND REMUNERATION OF AUDITOR

The auditors of the Company are Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia (the “Auditors”). The Auditors were appointed on February 9, 2010.

The persons named in the enclosed Instrument of Proxy will vote for the reappointment of Davidson & Company LLP, Chartered Accountants, of Vancouver, British Columbia, as Auditors of the Company, to

hold office until the next annual general meeting of the Shareholders at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CONTINUANCE OUT OF BRITISH COLUMBIA TO ONTARIO

The Company’s corporate matters are currently governed by the Business Corporations Act (British Columbia) (the “BCBCA”). Management is seeking shareholder approval to continue (the “Continuance”) the corporate jurisdiction of the Company into the Province of Ontario under the Business Corporations Act (Ontario) (“OBCA”). The Continuance will be effective upon approval of the articles of continuance that the Company intends to file with the Director under the OBCA. Upon the effectiveness of the Continuance, the Company will become an Ontario corporation as if it had originally been incorporated in that jurisdiction and it will cease to be governed by the BCBCA and instead will be governed by the OBCA.

If the special resolution approving the Continuance is approved at the Meeting, it is proposed the Company shall apply to and file all necessary documentation with the Registrar under the BCBCA for an authorization to continue into the Province of Ontario. After receiving the Registrar’s authorization, the Company proposes to apply for a certificate of continuance and file articles of continuance under the OBCA to continue the Company into Ontario (the “Articles of Continuance”) to take effect at the beginning of January 2012. The Articles of Continuance will constitute the governing instrument of the continued company under the OBCA and the certificate of continuance issued by the Director will be deemed to be the certificate of incorporation of the continued company. Upon the Articles of Continuance becoming effective, the Company becomes a corporation to which the OBCA applies as if it had been incorporated under the OBCA.

In the event that the Company is continued under the OBCA, the current Board of Directors intends to enact a new general by-law of the Company to be called By-Law No. 1 (“By-Law No.1”). The Shareholders will be asked to ratify and confirm at the Meeting By-Law No. 1, substantially in the form attached hereto as Schedule “C”. See “Confirmation of By-Law Number 1” below.

Comparison of Rights under the OBCA and the BCBCA

The provisions of the OBCA dealing with shareholder rights and protections are generally comparable to those contained in the BCBCA. Shareholders of the Company will not lose any significant rights or protection as a result of the Continuance.

The following is a summary comparison of the provisions of the OBCA and the BCBCA which pertain to the rights of shareholders. This summary is not intended to be exhaustive and Shareholders should consult their legal advisors regarding all of the implications of the Continuance.

Sale of the Company’s Undertaking

The OBCA requires approval of the holders of two-thirds of the shares of a corporation represented at a duly called meeting to approve a sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business. If a sale, lease or exchange of all or substantially all of the property of a corporation would affect a particular class or series of shares in a manner that is different than the shares of another class or series entitled to vote, then such class or series of shares are entitled to a separate class or series vote, regardless of whether or not such shares otherwise carry the right to vote.

Under the BCBCA, the directors of a company may dispose of all or substantially all of the business or undertaking of the company only if it is in the ordinary course of the corporation’s business or with shareholder approval authorized by special resolution. Under the BCBCA a special resolution requires the approval of a “special majority”, which means the majority specified in a corporation’s articles of at least two-thirds and not more than by three-quarters of the votes cast by those shareholders voting in person or by proxy at a general meeting of the company.

Amendments to the Charter Documents of a Corporation

Under the OBCA, amendments to the charter documents of a corporation require a resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the amendments and, where certain specified rights of the holders of a class or series of shares are affected differently by the amendments than the rights of the holders of other classes or series of shares, such holders are entitled to vote separately as a class or series, whether or not such class or series of shares otherwise carry the right to vote. A resolution to amalgamate an OBCA corporation requires a special resolution passed by the holders of each class or series of shares, whether or not such shares otherwise carry the right to vote, if such class or series of shares are affected differently.

Changes to the articles of a corporation under the BCBCA will be affected by the type of resolution specified in the articles of a corporation, which, for many alterations, including change of name or alterations to the articles, could provide for approval solely by a resolution of the directors. In the absence of anything in the articles, most corporate alterations will require a special resolution. Alteration of the special rights and restrictions attached to issued shares requires, subject to the requirements set forth in the company’s articles, consent by a special resolution of the holders of the class or series of shares affected. A proposed amalgamation or continuation of a corporation out of the jurisdiction requires a special resolution.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders, including beneficial holders, who dissent from certain actions being taken by a company, may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable where the company proposes to:

(a) alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) adopt an amalgamation agreement;

(c) approve an amalgamation under Division 4 of Part 9 of the BCBCA;

(d) approve an arrangement, the terms of which arrangement permit dissent;

(e) authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking; and

(f) authorize the continuation of the company into a jurisdiction other than British Columbia.

In certain circumstances, shareholders may also be entitled to dissent in respect of a resolution if dissent is authorized by such resolution, or if permitted by court order.

The OBCA contains a similar dissent remedy, although the procedure for exercising this remedy is different from that contained in the BCBCA.

Oppression Remedies

Under the OBCA a registered shareholder, beneficial shareholder, former registered shareholder or beneficial shareholder, director, former director, officer, former officer of a corporation or any of its affiliates, or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, and in the case of an offering corporation, the Ontario Securities Commission, may apply to a court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates: (a) any act or omission of a corporation or its affiliates effects or threatens to effect a result; (b) the business or affairs of a corporation or its affiliates are or have been or are threatened to be carried on or conducted in a manner; or (c) the powers of the directors of the corporation or any of its affiliates are, have been or are threatened to be exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director or officer.

The oppression remedy under the BCBCA is similar to the remedy found in the OBCA, with a few differences. Under the OBCA, the applicant can complain not only about acts of the corporation and its directors but also acts of an affiliate of the corporation and the affiliate’s directors, whereas under the BCBCA, the shareholder can only complain of oppressive conduct of the company. In addition, under the BCBCA the applicant must bring the application in a timely manner, which is not required under the OBCA.

Shareholder Derivative Actions

Under the BCBCA, a shareholder, defined as including a beneficial shareholder and any other person whom the court considers to be an appropriate person to make an application under the BCBCA, or a director of a company may, with leave of the court, bring an action in the name and on behalf of the company to enforce an obligation owed to the company that could be enforced by the company itself or to obtain damages for any breach of such an obligation. An applicant may also, with leave of the court, defend a legal proceeding brought against a corporation.

A broader right to bring a derivative action is contained in the OBCA and this right extends to former shareholders, directors or officers of a corporation or its affiliates, and any person who, in the discretion of the court, is a proper person to make an application to court to bring a derivative action. In addition, the OBCA permits derivative actions to be commenced in the name and on behalf of a corporation or any of its subsidiaries.

Requisition of Meetings

The OBCA permits the holders of not less than 5% of the issued shares that carry the right to vote at a meeting sought to be held to require the directors to call and hold a meeting of the shareholders of the corporation for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting which meeting must be held within 4 months.

Form of Proxy and Information Circular

The BCBCA requires a reporting company to provide with the notice of a general meeting a form of proxy for use by every shareholder entitled to vote at such meeting as well as an information circular containing prescribed information regarding the matters to be dealt with at the meeting.

The OBCA contains provisions which likewise require the mandatory solicitation of proxies and delivery of a management proxy circular.

Place of Meetings

The OBCA provides that, subject to the articles and any unanimous shareholder agreement, meetings of shareholders may be held either inside or outside Ontario as the directors may determine.

The BCBCA requires all meetings of shareholders to be held in British Columbia unless a location outside the Province is provided for the in articles, approved by an ordinary resolution before the meeting or approved in writing by the Registrar.

Directors

The OBCA requires that at least 25% of directors be resident Canadians and requires that for offering corporations not fewer than three individuals be elected and at least one-third of the directors not be officers or employees of the corporation or its affiliates.

The BCBCA provides that a public company must have at least 3 directors but does not have any residency requirements for directors.

Dissent Rights to the Continuance

Section 309 of the BCBCA gives to Registered Shareholders who object to the Continuance the right to dissent (the “Dissent Right”) under Division 2 of Part 8 in respect of the Continuance and to be paid the fair value of their Common Shares determined as of the day before the resolution approving the Continuance was passed.

Beneficial Shareholders who wish to dissent should contact their broker or other intermediary for assistance with exercising the Dissent Right.

The dissent Right is briefly summarized below, but shareholders are referred to the full text of Sections 237 to 247 of the BCBCA attached to this Information Circular as Schedule “B” for a complete understanding of the Dissent Right under the BCBCA.

A dissenting Shareholder (a “Dissenting Shareholder”) who wishes to exercise his or her Dissent Right must give a written Notice of Dissent to the Company by depositing such Notice of Dissent with the Company, or by mailing it to the Company by registered mail at its head office at Suite 1140 West Pender Street, Suite 1240, Vancouver, British Columbia, V6E 4G1, marked to the attention of the Assistant Corporate Secretary not later than two days before the Meeting. A Shareholder who wishes to dissent must prepare a separate Notice of Dissent for (i) the Shareholder, if the Shareholder is dissenting on its own behalf and (ii) each person who beneficially owns shares in the Shareholder’s name and on whose behalf the Shareholder is dissenting. To be valid, a Notice of Dissent must:

(a) identify in each Notice of Dissent the person on whose behalf dissent is being exercised;

(b) set out the number of Common Shares in respect of which the Shareholder is exercising the Dissent Right (the “Notice Shares”), which number cannot be less than all of the Common Shares held by the beneficial holder on whose behalf the Dissent Right is being exercised;

(c) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Common Shares as beneficial owner, a statement to that effect;

(d) if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns other Common Shares as beneficial owner, a statement to that effect, and

(i) the names of the registered owners of those other shares,

(ii) the number of those other shares that are held by each of those registered owners, and

(iii) a statement that Notices of Dissent are being or have been sent in respect of all those other shares;

(e) if dissent is being exercised by the Dissenting Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a statement to that effect, and

(i) the name and address of the Beneficial Shareholder, and

(ii) a statement that the Dissenting Shareholder is dissenting in relation to all of the shares beneficially owned by the Beneficial Shareholder that are registered in the Dissenting Shareholder’s name.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his or her right to vote at the Meeting on the Continuance Resolution (as defined herein). A vote against the Continuance Resolution or the execution or exercise of a proxy does not constitute a Notice of Dissent. A Shareholder is not entitled to exercise a Dissent Right with respect to any Common Shares if the Shareholder votes (or instructs or is deemed, by submission of any incomplete Instrument of Proxy, to have instructed his or her proxyholder to vote) in favour of the Continuance Resolution. A Dissenting Shareholder, however, may vote as a proxy for a Shareholder whose proxy required an affirmative vote, without affecting his or her right to exercise the Dissent Right.

If the Company intends to act on the authority of the Continuance Resolution, it must send a notice (the “Notice to Proceed”) to the Dissenting Shareholder promptly after the later of:

(a) the date on which the Company forms the intention to proceed, and

(b) the date on which the Notice of Dissent was received.

If the Company has acted on the Continuance Resolution, it must promptly send a Notice to Proceed to the Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and state that the Company intends to act or has acted on the authority of the Continuance Resolution and advise the Dissenting Shareholder of the manner in which dissent is to be completed.

On receiving a Notice to Proceed, the Dissenting Shareholder is entitled to require the Company to purchase all of the Common Shares in respect of which the Notice of Dissent was given.

A Dissenting Shareholder who receives a Notice to Proceed, and who wishes to proceed with the dissent, must send to the Company within one month after the date of the Notice to Proceed:

(a) a written statement that the Dissenting Shareholder requires the Company to purchase all of the Notice Shares;

(b) the certificates representing the Notice Shares; and

(c) if dissent is being exercised by the Shareholder on behalf of a Beneficial Shareholder who is not the Dissenting Shareholder, a written statement signed by the Beneficial Shareholder setting out whether the Beneficial Shareholder is the beneficial owner of other shares of the Company and if so, setting out:

(i) the names of the registered owners of those other shares,

(ii) the number of those other share that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares, whereupon the Company is bound to purchase them in accordance with the Notice of Dissent.

The Company and the Dissenting Shareholder may agree on the amount of the payout value of the Notice Shares and in that event, the Company must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that the Company is unable lawfully to pay Dissenting Shareholders for their shares as the Company is insolvent or if the payment would render the Company insolvent.

If the Company and the Dissenting Shareholder do not agree on the amount of the payout value of the Notice Shares, the Dissenting Shareholder or the Company may apply to the court and the court may:

(a) determine the payout value of the Notice Shares or order that the payout value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(b) join in the application each Dissenting Shareholder who has not agreed with the Company on the amount of the payout value of the Notice Shares; and

(c) make consequential orders and give directions it considers appropriate.

Promptly after a determination of the payout value of the Notice Shares has been made, the Company must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that the Company is unable lawfully to pay Dissenting Shareholders for their shares as the Company is insolvent or if the payment would render the Company insolvent. If the Dissenting Shareholder receives a notice that the Company is unable to lawfully pay Dissenting Shareholders for their shares, the Dissenting Shareholder may, within 30 days after receipt, withdraw his or her Notice of Dissent. If the Notice of Dissent is not withdrawn, the Dissenting Shareholder remains a claimant against the Company to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its shareholders.

Any notice required to be given by the Company or a Dissenting Shareholder to the other in connection with the exercise of the Dissent Right will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed, on the earlier of the date of receipt and the second business day after the day of mailing, or, if sent by telecopier or other similar form of transmission, the first business day after the date of transmittal.

A Dissenting Shareholder who:

(a) properly exercises the Dissent Right by strictly complying with all of the procedures (“Dissent Procedures”) required to be complied with by a Dissenting Shareholder, will cease to have any rights as a Shareholder other than the right to be paid the fair value of the Common Shares by the Company in accordance with the Dissent Procedures, or

(b) seeks to exercise the Dissent Right, but who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder loses such right to dissent.

A Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of the Company.

A Dissenting Shareholder may, with the written consent of the Company, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled, abandon such Dissenting Shareholder’s dissent to the Continuance by giving written notice to the

Company, withdrawing the Notice of Dissent, by depositing such notice with the Company, or mailing it to the Company by registered mail, at its head office at 1140 West Pender Street, Vancouver, BC V6E 4G1 marked to the attention of the Assistant Corporate Secretary.

Shareholders who wish to exercise their Dissent Right should carefully review the dissent procedures described in Sections 237 to 247 of the BCBCA attached to this Information Circular as Schedule “B” and seek independent legal advice, as failure to adhere strictly to the Dissent Right requirements may result in the loss of any right to dissent.

APPROVAL OF CONTINUANCE

At the Meeting, Shareholders will be asked to pass the special resolution set forth below (the “Continuance Resolution”) authorizing and approving the Continuance. The Continuance Resolution must be passed by not less than 3/4 of the votes cast by those Shareholders, who being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting. The current Board of Directors recommends that Shareholders vote in favour of the Continuance Resolution. In the absence of a contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote in favour of the Continuance Resolution.

The Board of Directors may, notwithstanding requisite shareholder approval, abandon the application for the Continuance without further approval of the Shareholders, all as provided under the BCBCA. In making such determination, the Board of Directors in its discretion, will determine whether it is in the best interests of the Company to proceed with the Continuance, after considering all relevant factors at the particular time, whether or not foreseen at this date.

The text of the proposed special resolution in respect of the approval of the Continuance is as follows:

“RESOLVED, as a Special Resolution, that:

(a)                                  the Continuance of the Company out of the Province of British Columbia and into the Province of Ontario under the OBCA is hereby authorized and approved;

(b)                                 the Company is hereby authorized to make application to the Registrar of Companies for British Columbia, for authorization to permit the Continuance in accordance with section 308 of the BCBCA;

(c)                                  pursuant to section 308 of the BCBCA, the Board of Directors of the Company be and is hereby authorized, directed and empowered to make application pursuant to section 180 of the OBCA to the Director under the OBCA for a certificate of continuance continuing the Company as if it had been incorporated thereunder;

(d)                                 notwithstanding that this special resolution has been duly passed by the Shareholders of the Company, the Board of Directors is hereby authorized, at its discretion, to determine, at any time, to proceed or not proceed with the Continuance and to abandon the application for continuance of the Company at any time prior to the implementation of the Continuance without further approval of the Shareholders of the Company; and

(e)                                  any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

APPROVAL OF ARTICLES OF CONTINUANCE

If the Continuance is approved, it is proposed that the Shareholders of the Company be asked to consider and, if deemed appropriate, approve by a special resolution (the “Articles of Continuance Resolution”) approving the filing of the Articles of Continuance. The following is a summary of the key components of the proposed Articles of Continuance that differ from the current notice of articles and articles of the Company:

Number of Directors

The Articles of Continuance provide that the number of directors shall be a minimum of three and a maximum of eleven.

The Articles of Continuance further provide that the directors shall have the authority, pursuant to section 124(2) of the OBCA, to increase the number of directors without shareholder approval so long as the total number of directors so appointed does not exceed one-third (1/3) of the number of directors elected at the previous meeting. In order for the directors to have this power, Shareholders must pass a special resolution pursuant to section 125(3) of the OBCA giving the directors the authority to determine the number of directors within the minimum and maximum number of directors. At the Meeting the Shareholders are being asked to consider and, if deemed appropriate, to pass, with or without variation, such special resolution as set forth below.

Change in Registered Address

The Articles of Continuance provide that the registered address of the Company shall be 65 Queen Street West, Suite 805, P.O. Box 71, Toronto, Ontario, Canada M5H 2M5, or such other address location in Ontario that the Board of Directors shall determine in its discretion. The Company’s current registered address is 1140 West Pender Street, Suite 1240, Vancouver, BC V6E 4G1. At the Meeting, the Shareholders will be asked to consider and, if deemed appropriate, with or without variation, to pass such special resolution set forth below.

The Articles of Continuance Resolution must be passed by not less than 3/4 of the votes cast by those Shareholders, who being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting. Management recommends that shareholders vote in favour of the Articles of Continuance Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Articles of Continuance Resolution at the Meeting.

The text of the proposed special resolution in respect of the approval of the contents and filing of the Articles of Continuance is as follows:

“RESOLVED, as a Special Resolution, that:

(a)                                the execution and adoption of the Articles of Continuance be and is hereby authorized and approved;

(b)                                 the authorized capital of the Company following the Continuance of the Company into Ontario shall consist of an unlimited number of Common Shares without par value;

(c)                                  pursuant to section 125(3) of the OBCA, the Board of Directors is hereby empowered to determine from time to time by resolution the number of directors of the Company within the minimum and maximum number set forth in the articles and the number of directors of the Company to be elected at annual meetings of the Shareholders of the Company;

(d)                                 the registered address of the Company following the Continuance shall be 65 Queen Street West, Suite 805, P.O. Box 71, Toronto, Ontario, Canada M5H 2M5, or such other address location in Ontario that the Board of Directors shall determine in its discretion; and

(f)                                    any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions (including, without limitation, the delivery of Articles of Continuance in the prescribed form to the Director appointed under the OBCA).”

CONFIRMATION OF BY-LAW NUMBER 1

If the Continuance is approved and effected, By-Law Number 1 under the OBCA, which has been conditionally approved by the Board of Directors subject to ratification and confirmation by the Shareholders upon the Continuance becoming effective, will be implemented as the Company’s general by-law. Shareholders are being asked to ratify and confirm By-Law Number 1. By-Law Number 1 is standard in its form and governs all aspects of the business and affairs of the Company, such as the establishment of a quorum for meetings of directors and shareholders, the conduct of such meetings, signing authorities, the appointment of officers, the description of the officers, duties, the establishment of committees of the Board of Directors, the authority of persons to contract on behalf of the Company and similar matters. The complete text of By-Law Number 1 is attached hereto as Schedule “C”.

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “By-Law Resolution”), ratifying and confirming By-Law Number 1.

The By-Law Resolution must be passed by not less than a majority of the votes cast by those Shareholders, who being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting. Management recommends that Shareholders vote in favour of the By-Law Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the By-Law Resolution at the Meeting.

The text of the proposed special resolution in respect of the confirmation of By-Law No. 1 is as follows:

“RESOLVED, as an Ordinary Resolution, that:

(a)                                  the general by-law in the form attached to the management information circular of the Company dated August 11, 2011 as Schedule “C” is hereby ratified and confirmed as the new general by-law for the Company, subject to such additions, deletions or other changes thereto, if any, as any one officer or any one director of the Company may consider necessary or desirable and shall approve, to be effective upon the Continuance of the Company under the OBCA; and

(b)                                 any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

APPROVAL OF CHANGE IN NAME

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, a special resolution, in form presented below (the “Name Change Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, authorizing the Company to amend its Notice of Articles to change its name to “Alderon Iron Ore Corp.” (the “Name Change”).

The Board of Directors and Management recommend the adoption of the Name Change Resolution in order for the Company’s name to properly reflect its focus on the Kami Project and the production of iron ore from such project. To be effective, the Name Change Resolution must be approved by not less than 3/4 of the votes cast by Shareholders present in person, or represented by proxy, at the Meeting.

The Company has obtained consent from TSX-V for the Name Change. Upon the Name Change, the stock symbol for the Company will remain “ADV”.

Share certificates issued after the Name Change has become effective will be under the new name of the Company. The Name Change will not, by itself, affect any of the rights of the Shareholders. All existing share certificates in issue bearing the Company’s existing name shall continue to be evidence of title and valid for delivery, trading and settlement purposes. Accordingly, there will not be any arrangements for exchange of existing share certificates for new share certificates under the new name of the Company.

The Name Change Resolution must be passed by not less than3/4 of the votes cast by those shareholders, who being entitled to do so, vote in person or by proxy in respect of that resolution at the Meeting. Management recommends that Shareholders vote in favour of the Name Change Resolution. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the Name Change Resolution at the Meeting.

The text of the proposed special resolution in respect of the name change is as follows:

“RESOLVED, as a Special Resolution, that:

(a)                                  the name of the Company be changed to Alderon Iron Ore Corp. effective on or about October 3, 2011, all as more particularly described in the management information circular of the Company dated August 11, 2011, is hereby authorized and approved;

(b)                                 notwithstanding that the foregoing resolution has been duly passed by the Shareholders of the Company, the directors of the Company have the authority, without any further authorization or approval of the Shareholders of the Company to proceed or refrain from proceeding with the implementation of the Name Change in the exercise of their business judgment; and

(c)                                  any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

APPROVAL OF NEW STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, approve a new stock option plan for the Company. The Board of Directors has approved a new stock option plan (the “New Plan”) to replace the Company’s existing Plan, which was last approved by Shareholders at the Company’s annual and general meeting of Shareholders held September 27, 2010.

The Board of Directors believes it would be advisable and in the best interests of the Company to adopt the New Plan. The terms of the New Plan are in compliance with the policies of the Toronto Stock Exchange (the “TSX”) and the TSX-V, to provide the Company with the flexibility to graduate to the TSX without having to amend its stock option plan.  However, the New Plan provides that where the requirements of the TSX and the TSX-V conflict, the requirements of the TSX-V will govern, if the Common Shares are listed on the TSX-V.  The Board of Directors is of the opinion that the implementation of the New Plan will assist the Company in continuing to attract, retain and motivate its employees, directors, officers and other eligible persons whose contributions are important to the future success of the Company.

The Company is seeking the approval of Shareholders of the New Plan. Reference should be made to the full text of the New Plan, which is attached hereto as Schedule “A”. The key provisions of the New Plan can be summarized as follows:

(a)                                  The maximum number of Common Shares that may be reserved for issuance for all purposes under the New Plan is 12,392,290, being 15% of the Common Shares issued and outstanding at date of this Information Circular.

(b)                                 The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the TSX-V or TSX on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

(c)                                  Options to acquire more than 2% of the issued and outstanding Common Shares may not be granted to any one consultant in any 12-month period and options to acquire more than an aggregate of 2% of the issued and outstanding Common Shares may not be granted to persons employed to provide Investor Relations Activities (as such term is defined by the policies of the TSX-V) in any 12-month period, provided that these provisions are only applicable as long as the Company is listed on the TSX-V.

(d)                                 The New Plan gives discretion to establish, and modify vesting provisions to the Board of Directors, or a committee established thereby.

(e)                                  The New Plan provides that all outstanding options will immediately vest upon a change of control.

(f)                                    The New Plan provides that where a participant is terminated for any reason other than cause or death options may be exercised no later than 90 days after the termination date, in the case of termination by reason of death, no later than 12 months following the date of death or disability, by the legal representative(s) of the estate of the participant, and in the case of termination for cause, options expire immediately.

(g)                                 The New Plan will require shareholder approval of certain amendments in accordance with the policies of the TSX, however, the Board of Directors has the discretion to make the following amendments, which it may deem necessary without having to obtain shareholder approval:

(i)                                     for the purposes of making formal minor or technical modifications to any of the provisions of the New Plan;

(ii)                                  to correct any ambiguity, defective provisions, error or omission in the provisions of the New Plan;

(iii)                               to change any vesting provisions of options;

(iv)                              to change the termination provisions of the options or of the New Plan which does not entail an extension beyond the original expiry date of the options; and

(v)                                 to add a cashless exercise feature to the New Plan, providing for the payment in cash or securities on the exercise of options, except that any such cashless exercise feature may not be adopted or implemented where the Common Shares are listed on the TSX-V;

provided, however, that:

(vi)                              no such amendment of the New Plan may be made without the consent of such affected Participant (as defined in the New Plan) if such amendment would adversely affect the rights of such affected Participant under the New Plan; and

(vii)                           shareholder approval shall be obtained in accordance with the requirements of the TSX, or the TSX-V, if applicable, for any amendment that results in:

1.               an increase in the number of shares issuable under options granted pursuant to the New Plan;

2.               a change in the persons who qualify as eligible persons under the New Plan;

3.               a reduction in the exercise price of an option;

4.               the cancellation and reissue of any option;

5.               an extension of the term of an option granted under the New Plan benefiting an insider (within the meaning of the rules of the TSX, or the rules of the TSX-V, if applicable) of the Company;

6.               options becoming transferable or assignable other than for the purposes as described in the New Plan;

7.               a change to the insider participation limit set forth in Section 2.4(a) of the New Plan; or

8.               a change to Section 3.5 of the New Plan.

Additionally, the New Plan contains the following provisions:

(a)                                  The number of shares issuable to any individual under any security based compensation arrangement of the Company shall not, within a one year period, exceed 5% of the number of shares outstanding immediately prior to the grant of any such option.

(b)                                 The maximum term for stock options issued pursuant to the New Plan cannot exceed 10 years.

(c)                                  The number of Common Shares: (i) issued to insiders of the Company, within any one year period, and (ii)issuable to insiders of the Company, at any time, under the New Plan, or when combined with all of the Company’s other security based compensation arrangements, will not exceed 10% of the Company’s total issued and outstanding securities.

(d)                                 An option is personal to an optionee and non-assignable, subject to limited exceptions as set out in the New Plan.

(e)                                  The New Plan also provides for adjustments to outstanding options in the event of any disposition of substantially all of the assets of the Company, dissolution or any merger, amalgamation or consolidation of the Company with or into any other company, or the merger, amalgamation or consolidation of any other company with or into the Company.

(f)                                        The New Plan provides for accelerated vesting and accelerated expiry dates in the events of a take-over bid.

(g)                                     The New Plan allows the Company to withhold from any remuneration otherwise payable to a participant any amounts required by any taxing authority to be withheld for taxes of any kind as a consequence of their participation in the New Plan. This provision of the New Plan is necessary as a result of certain proposed amendments to the Income Tax Act (Canada) relating to the taxation of share options which came into effect on January 1, 2011.

Management recommends that Shareholders vote in favour of the resolution to approve the New Plan. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the New Plan at the Meeting.

Therefore, at the Meeting, Shareholders will be asked to pass an ordinary resolution in the following form:

“RESOLVED, as an Ordinary Resolution, that:

(a)                                  the Company approve and ratify, subject to regulatory approval, the adoption of the New Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the company to a maximum of 12,392,290 Shares, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis;

(b)                                 the Company be and is hereby authorized to grant stock options pursuant to and subject to the terms and conditions of the New Plan entitling the option holders to purchase Common Shares; and

(c)                                  any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

APPROVAL OF STOCK OPTION GRANT

The Board of Directors have granted an aggregate of 1,300,000 incentive stock options under the current Plan to certain executive officers, employees, consultants of the Company to purchase up to 1,300,000 Common Shares (the “Grants”). As the number of shares reserved for issuance upon exercise of previously granted stock options and the Grants will exceed 10% of the Company’s issued and outstanding shares, the Grants will be exercisable upon receipt of disinterested shareholder approval.  The terms of the Grants are as follows:

Name & Title	Number of Options	Grant Date	Expiry Date	Exercise Price	Vesting Terms
Tayfun Eldem President & Chief Executive Officer	1,000,000	July 6, 2011	July 6, 2016	$3.20	Twenty-four month vesting period.
Fay Pittman Employee	200,000	July 18, 2011	July 18, 2016	$3.30	Twenty-four month vesting period.
Leo Power Consultant	100,000	August 5, 2011	August 4, 2016	$3.27	Twenty-four month vesting period.

Pursuant to Section 2.9 of Policy 4.4 of the TSX-V Corporate Finance Manual, the Shareholders must approve any stock option plan that, together with all of the Issuer’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the issued shares.

Management recommends that Shareholders vote in favour of the resolution to approve the Grants. In the absence of contrary instruction, the persons named in the enclosed Instrument of Proxy intend to vote for the approval of the resolution to approve the Grants at the Meeting.

Accordingly, disinterested Shareholders will be asked to consider and approve the stock option Grants in the following form:

“RESOLVED, as an Ordinary Resolution, that:

(a)          the grants of 1,300,000 options of the Company having such terms as summarized in the management information circular of the Company dated August 11, 2011, are hereby ratified, confirmed and approved; and

(b)         any director or officer of the Company be and is hereby authorized to take all necessary steps and proceedings, and to execute and deliver and file any and all applications, declarations, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to the provisions of these resolutions.”

The foregoing resolution must be approved by a simple majority of disinterested Shareholders, being those Shareholders that were not granted the options that are the subject of the resolution.

OTHER MATTERS

It is not known if any other matters will come before the Meeting other than set forth above and in the Notice of Meeting, but if such should occur, the persons named in the accompanying Instrument of Proxy intend to vote on any poll, on such matters in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on SEDAR at www.sedar.com.  Shareholders can obtain copies of the Company’s financial statements and management discussion and analysis of financial results by sending a request in writing to the Company by mail at 1240, 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1 or by email at info@alderonmining.com.  Financial information regarding the Company is provided in the Company’s audited comparative financial statements for the years ended December 31, 2010 and 2009 and in the accompanying management discussion and analysis, both of which are available on SEDAR at www.sedar.com.

DATED at Vancouver, British Columbia, this 11th day of August, 2011.

“Mark J. Morabito”
Mark J. Morabito
Chief Executive Officer

SCHEDULE “A”
to the Information Circular as at August 11, 2011 of
Alderon Resource Corp.

NEW STOCK OPTION PLAN

See attached.

ALDERON RESOURCE CORP.

INCENTIVE STOCK OPTION PLAN

JULY 1, 2011

TABLE OF CONTENTS

ARTICLE 1	PURPOSE AND INTERPRETATION	1

1.1	Purpose	1
1.2	Definitions	1

ARTICLE 2	SHARE OPTION PLAN	4

2.1	The Plan	4
2.2	Participants	4
2.3	Maximum Number of Common Shares	4
2.4	Limits with Respect to Insiders and Consultants	4
2.5	Price	5
2.6	Vesting	5
2.7	Lapsed Options	5
2.8	Consideration, Option Period and Payment	5
2.9	Termination of Employment or Engagement	6
2.10	Death of Participant	7
2.11	Adjustment in Shares Subject to the Plan	7
2.12	Effect of Reorganization, Amalgamation or Merger	7
2.13	Take-Over Bids and Changes of Control	8
2.14	Record Keeping	9
2.15	Option Agreements	9
2.16	Tax Withholding	9

ARTICLE 3	GENERAL	10

3.1	Assignability and Transferability	10
3.2	Employment	10
3.3	Delegation to Compensation Committee	10
3.4	Administration of the Plan	10
3.5	Amendment, Modification or Termination of the Plan	10
3.6	No Representation or Warranty	11
3.7	Governing Law	11
3.8	Approval and Effective Date	11
3.9	Compliance with Applicable Law	11
3.10	Rights of Participant	12
3.11	Conflict	12
3.12	Time of Essence	12
3.13	Compliance With U.S. Laws	12
3.14	Entire Agreement	12

ARTICLE 1
PURPOSE AND INTERPRETATION

1.1          Purpose.  The purpose of the Plan is to advance the interests of the Corporation by encouraging equity participation in the Corporation through the acquisition of Common Shares of the Corporation by directors, officers, employees and consultants of the Corporation.

1.2          Definitions.  In the Plan, the following capitalized words and terms shall have the following meanings:

(a)                                  “Act” means the Business Corporations Act (British Columbia) or its successor, as amended from time to time, or the governing corporate statute in the jurisdiction where the Corporation is incorporated or continued into;

(b)                                 “Affiliate” shall have the meaning ascribed thereto in the Securities Act.

(c)                                  “Associate” shall have the meaning ascribed thereto in the Securities Act.

(d)                                 “Board of Directors” means the board of directors of the Corporation as constituted from time to time and any committee of the board of directors.

(e)                                  “Change in Control” shall be deemed to have occurred if:

(i)                                     any person, other than the Corporation or an employee benefit plan of the Corporation, acquires directly or indirectly the beneficial ownership (as such term is defined in the Act) of any voting security of the Corporation and immediately after such acquisition such person is, directly or indirectly, the beneficial owner of voting securities representing 50% or more of the total voting power of all of the then outstanding voting securities of the Corporation;

(ii)                                  the shareholders of the Corporation shall approve a merger, consolidation, recapitalization, or reorganization of the Corporation, a reverse stock split of outstanding voting securities, or consummation of any such transaction if shareholder approval is not sought or obtained, other than any such transaction which would result in at least 50% of the total voting rights represented by the voting securities of the surviving entity outstanding immediately after such transaction being beneficially owned by the holders at least 50% of the outstanding voting securities of the Corporation immediately prior to the transaction, with the voting rights of each such continuing holder relative to other such continuing holders not being substantially altered in the transaction; or

(iii)                               the shareholders of the Corporation shall approve a plan of complete liquidation of the Corporation or an agreement for the sale or disposition by the Corporation of all or a substantial portion of the Corporation’s assets (i.e., 50% or more of the total assets of the Corporation).

(f)                                    “Common Shares” means the common shares of the Corporation as constituted on the date hereof.

(g)                                 “Consultant” means, in relation to an Issuer, an individual or company, other than an employee or a Director of the Issuer, that:

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(i)            is engaged to provide on a ongoing bona fide basis, consulting, technical, management or other services to the Issuer or to an Affiliate of the Issuer, other than services provided in relation to a Distribution;

(ii)           provides the services under a written contract between the Issuer or the Affiliate and the individual or the Consultant Company;

(iii)          in the reasonable opinion of the Issuer, spends or will spend a significant amount of time and attention on the affairs and business of the Issuer or an Affiliate of the Issuer; and

(iv)          has a relationship with the Issuer or an Affiliate of the Issuer that enables the individual to be knowledgeable about the business and affairs of the Issuer.

(h)           “Consultant Company” means for an individual consultant, a company or partnership of which the individual is an employee, shareholder or partner.

(i)            “Corporation” means Alderon Resource Corp., a corporation incorporated under the Act, and its successors from time to time.

(j)            “Designated Affiliate” means the Affiliates of the Corporation designated by the Board of Directors for purposes of the Plan from time to time.

(k)           “director” means directors, senior officers and Management Company Employees of the Corporation, or directors, senior officers and Management Company Employees of the Corporation’s subsidiaries to whom stock options can be granted in reliance on a Prospectus exemption under applicable securities laws.

(l)            “Exchange” means the TSX Venture Exchange or such other stock exchange or quotation system as the Common Shares may from time to time be listed or quoted for trading.

(m)          “employee” means:

(i)            an individual who is considered an employee of the Issuer or its subsidiary under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source);

(ii)           an individual who works full- time for an Issuer or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source; or

(iii)          an individual who works for an Issuer or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source.

(n)           “Holding Company” shall have the meaning specified in Section 2.2 hereof.

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(o)           “Insider” shall have the meaning ascribed thereto in the Securities Act.

(p)           “Issuer Bid” shall have the meaning ascribed thereto in the Securities Act.

(q)           “Investor Relations Activities” means any activities, by or on behalf of an Issuer or Shareholder of the Issuer, that promote or reasonably could be expected to promote the purchase or sale of securities of the Issuer, but does not include:

(i)            the dissemination of information provided, or records prepared, in the ordinary course of business of the Issuer

(A)          to promote the sale of products or services of the Issuer, or

(B)           to raise public awareness of the Issuer, that cannot reasonably be considered to promote the purchase or sale of securities of the Issuer;

(ii)           activities or communications necessary to comply with the requirements of

(A)          applicable securities laws,

(B)           Exchange Requirements or the by- laws, rules or other regulatory instruments of any other self regulatory body or exchange having jurisdiction over the Issuer;

(iii)          communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if

(A)          the communication is only through the newspaper, magazine or publication, and

(B)           the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)          activities or communications that may be otherwise specified by the Exchange.

(r)            “Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

(s)           “Option Agreements” shall have the meaning specified in Section 2.15 hereof.

(t)            “Option Period” means the period of time an option may be exercised as specified in Subsection 2.8(a) hereof.

(u)           “Participant” means a participant under the Plan.

(v)           “Plan” means the share incentive plan provided for herein.

(w)          “RRSP” shall have the meaning specified in Section 2.2 hereof.

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(x)            “Securities Act” means the Securities Act (Ontario) or its successor, as amended from time to time.

(y)           “Take-Over Bid” shall have the meaning ascribed thereto in the Securities Act.

(z)            “TSX” means the Toronto Stock Exchange.

(aa)         “TSX-V” means the TSX Venture Exchange.

ARTICLE 2
SHARE OPTION PLAN

2.1          The Plan.  The Plan is hereby established for certain employees, directors and Consultants of the Corporation and Designated Affiliates.

2.2          Participants.  Participants in the Plan shall be bona fide directors, employees and Consultants of the Corporation or any of its Designated Affiliates (including officers thereof, whether or not directors) who, by the nature of their positions or jobs are, in the opinion of the Board of Directors, upon the recommendation of the President of the Corporation, in a position to contribute to the success of the Corporation. At the request of any Participant, options granted to such Participant may be issued to and registered in the name of a personal holding company controlled by such Participant the shares of which are held directly by the Participant (“Holding Company”) or to a registered retirement savings plan established for the sole benefit of such Participant (“RRSP”) and, in such event, the provisions of this Plan shall apply to such options mutatis mutandis as though they were issued to and registered in the name of the Participant. Where the Common Shares are listed on the TSX-V, and options are granted to employees, directors and Consultants, the Corporation represents that all such individuals are bona fide employees, directors or consultants, as the case may be.

2.3          Maximum Number of Common Shares.  The number of Common Shares issuable pursuant to options to purchase Common Shares granted pursuant to the Plan shall not in the aggregate exceed 12,392,290 Common Shares, subject to any adjustments made pursuant to section 2.11.  Provided that the Common Shares are listed on the TSX, if any option has been exercised, then the number of Common Shares into which such option was exercised shall become available to be issued upon the exercise of options subsequently granted under the Plan.

2.4          Limits with Respect to Insiders and Consultants.

(a)           The number of Common Shares:

(i)            issued to Insiders of the Corporation, within any one year period, and

(ii)           issuable to Insiders of the Corporation, at any time,

under the Plan, or when combined with all of the Corporation’s other security based compensation arrangements, will not exceed 10% of the Corporation’s total issued and outstanding securities.

(b)           The number of Common Shares issuable to any individual under any security based compensation arrangement of the Corporation shall not, within a one year period, exceed 5% of the number of Common Shares outstanding immediately prior to the grant of any such option.

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(c)           The provisions set forth below in this Section 2.4(b) are only applicable if the Corporation’s Common Shares are listed on the TSX-V:

(i)            The number of Common Shares issuable to any one Consultant shall not, within a one year period, exceed 2% of the number of Common Shares outstanding immediately prior to the grant of any such option.

(ii)           The number of Common Shares issuable to all employees employed in Investor Relations Activities shall not, within a one year period, exceed 2% of the number of Common Shares outstanding immediately prior to the grant of any such option.

2.5          Price.  The exercise price per Common Share shall be determined by the Board of Directors at the time the option is granted, but such price shall not be less than the closing price of the Common Shares on the Exchange on the last trading day preceding the date on which the grant of the option is approved by the Board of Directors. In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price shall be the fair market value of the Common Shares as determined by the Board of Directors in its sole discretion.

2.6          Vesting.  The issuance of options under the Plan will be subject to the vesting periods, if any, as determined by the Board of Directors in its discretion; provided, however, that if the Corporation’s Common Shares are listed on the TSX-V, any options issued to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than 1/4 of the options vesting in any three month period, or as otherwise required by the TSX-V.

2.7          Lapsed Options.  In the event that options granted under the Plan terminate or expire without being exercised in whole or in part in accordance with the terms of the Plan, the Common Shares reserved for issuance under such lapsed options shall become available to be issued upon the exercise of Options subsequently granted under the Plan.

2.8          Consideration, Option Period and Payment.

(a)           The period during which options may be exercised shall be determined by the Board of Directors, in its discretion, to a maximum of ten years from the date the option is granted (the “Option Period”), except as the same may be reduced with respect to any option as provided in Sections 2.9 and 2.10 hereof respecting termination of employment or death of the Participant or amended from time to time by the Board of Directors, in its discretion, subject to the approval of any stock exchange or regulatory requirements. Despite the foregoing, in circumstances where the end of the term of an option falls within, or within ten business days after the end of, a “black out” or similar period imposed under any insider trading policy or similar policy of the Corporation (but not, for greater certainty, a restrictive period resulting from the Corporation or its insiders being the subject of a cease trade order of a securities regulatory authority), the end of the term of such option shall be the tenth business day after the earlier of the end of such black out period or, provided the black out period has ended, the expiry date of such option.

(b)           Subject to any other provision of this Plan, and in particular the vesting provisions set forth in Section 2.6 hereof, an option may be exercised from time to time during the Option Period, subject to vesting limitations by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the option is being exercised and accompanied by payment in full of the exercise price therefor.

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Certificates for such Common Shares shall be issued and delivered to the Participant as soon as practicable following receipt of such notice and payment.

(c)           Except as set forth in Sections 2.9 and 2.10 hereof, no option may be exercised unless the Participant is, at the time of such exercise, a director, employee or Consultant of the Corporation or any of its Designated Affiliates and shall have been continuously a director, employee or Consultant since the grant of his or her option. Absence on leave with the approval of the Corporation or a Designated Affiliate shall not be considered an interruption of employment for purposes of the Plan.

(d)           The exercise of any option will be contingent upon receipt by the Corporation of cash payment of the full exercise price of the Common Shares, which are the subject of the exercised option. No Participant or his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Common Shares with respect to which he or she was granted an option under the Plan, unless and until certificates for such Common Shares are issued to him or her under the terms of the Plan.

(e)           Notwithstanding any other provision of this Plan or in any option granted to a Participant, the Corporation shall not be obligated to issue or deliver Common Shares to a Participant upon the exercise of any option or take other actions under the Plan until the Corporation shall have determined that applicable federal and state laws, rules, and regulations have been complied with and such approvals of any stock exchange, regulatory or governmental agency have been obtained and contractual obligations to which the grant of the option exercisable for such Common Shares may be subject have been satisfied. In particular, the Corporation, in its discretion, may postpone the issuance or delivery of Common Shares under any option until:

(i)            completion of such stock exchange listing or registration or other qualification of such Common Shares or obtaining approval of such regulatory authorities as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof; and

(ii)           the receipt from the Participant of such information, representations, warranties, agreements and undertakings, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to ensure compliance with all applicable securities laws.

(f)            An option may be exercised at any time after the date the option has been granted, subject to any vesting provisions attaching thereto, up to 5:00 p.m. (Vancouver time) on the last day of the Option Period and shall not be exercisable thereafter.

2.9          Termination of Employment or Engagement.  Subject to the next following sentence, if a Participant shall cease to be:

(a)           a director or Consultant of the Corporation or any of its Designated Affiliates (and is not or does not continue to be an employee thereof for any reason other than death); or

(b)           an employee of the Corporation or any of its Designated Affiliates (and is not or does not continue to be a director thereof) for any reason (other than death) or shall receive notice from the Corporation or any of its Designated Affiliates of the termination of his or her employment;

6

(collectively, “Termination”) he or she or it may, but only within 90 days next succeeding such Termination, exercise his or her or its options to the extent that he or she or it was entitled to exercise such options at the date of such Termination; provided that in no event shall such right extend beyond the Option Period. If a Participant is terminated for cause, his or her options shall expire immediately. This section is subject to any agreement with any Participant with respect to the rights of such Participant upon Termination or Change in Control of the Corporation.

2.10        Death of Participant.  In the event of the death of a Participant who is a director or Consultant of the Corporation or any of its Designated Affiliates or who is an employee having been continuously in the employ of the Corporation or any of its Designated Affiliates, the options theretofore granted to him or her shall be exercisable within the one year next succeeding such death and then only:

(a)           by the person or persons to whom the Participant’s rights under the options shall pass by the Participant’s will or the laws of descent and distribution; and

(b)           to the extent that he or she was entitled to exercise the options at the date of his or her death, provided that in no event shall such right extend beyond the Option Period.

2.11        Adjustment in Shares Subject to the Plan.  In the event that:

(a)           there is any change in the Common Shares of the Corporation through subdivisions or consolidations of the share capital of the Corporation, or otherwise;

(b)           the Corporation declares a dividend on Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares; or

(c)           the Corporation issues Common Shares, or securities convertible into or exchangeable for Common Shares, in respect of, in lieu of, or in exchange for, existing Common Shares,

the number of Common Shares available for option, the Common Shares subject to any option, and the option price thereof, shall be adjusted appropriately by the Board of Directors in its sole discretion and such adjustment shall be effective and binding for all purposes of the Plan.

2.12        Effect of Reorganization, Amalgamation or Merger.  If the Corporation is reorganized, amalgamated or merges with or into another company, any Common Shares receivable on the exercise of an option shall be converted into the securities, property or cash which the holder would have received upon such reorganization, amalgamation or merger if the holder had exercised his option immediately prior to the record date applicable to such reorganization, amalgamation or merger, and the exercise price shall be adjusted appropriately by the Board of Directors and such adjustment shall be effective and binding for all purposes of the Plan; provided however that the Corporation may satisfy any obligations to a holder hereunder by paying to the said holder in cash (net of any withholding taxes) the difference between the exercise price of all unexercised options granted hereunder and the fair market value of the securities to which the holder would be entitled upon exercise of all unexercised options, regardless of whether all conditions of exercise relating to continuous employment have been satisfied.  Adjustments under this paragraph or any determinations as to the fair market value of any securities shall be made by the Board of Directors, or any committee thereof specifically designated by the Board of Directors to be responsible therefor, and any reasonable determination made by the said Board of Directors or committee thereof shall be binding and conclusive.

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2.13        Take-Over Bids and Changes of Control.

(a)           Effect of a Take-Over Bid.  If a bona fide offer (an “Offer”) for Common Shares is made to shareholders of the Corporation generally, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning of subsection 1(1) of the Securities Act, the Corporation shall, immediately upon receipt of notice of the Offer, notify each Participant of full particulars of the Offer, whereupon all options will become fully vested and may be exercised in whole or in part by each Participant so as to permit the Participant to tender the Common Shares received upon such exercise, pursuant to the Offer.  However, if:

(i)            the Offer is not completed within the time specified therein; or

(ii)           all of the Common Shares tendered by the Participant pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then, with the consent of the Corporation, the Common Shares received upon such exercise, or in the case of clause (ii) above, the Common Shares that are not taken up and paid for, may be returned by the Participant to the Corporation and reinstated as authorized but unissued Common Shares and the options with respect to such returned Common Shares, shall be reinstated as if they had not been exercised and the terms upon which such options were to become vested shall be reinstated. If any Common Shares are returned to the Corporation under this Section 2.13(a), the Corporation shall as soon as reasonably practicable refund the exercise price to the Participant for such Common Shares, net of any tax withholdings the Corporation was obliged to make pursuant to this Plan.  If a Participant wishes to exercise options under this Section 2.13(a) it must so notify the Corporation at the time of exercise and in such event, Common Shares issued upon exercise of such options must be tendered to the Offer.

(b)           Acceleration of Expiry Date.  If, at any time when an option granted under the Plan remains unexercised, an Offer is made by an offeror, the Board of Directors may in its sole discretion, upon notifying each Participant of full particulars of the Offer, declare all options granted under the Plan, vested, and declare that the expiry date for the exercise of all unexercised options granted under the Plan is accelerated so that all options will either be exercised or will expire prior to the date upon which Common Shares must be tendered pursuant to the Offer, provided such Offer is completed and, if not completed, the respective expiry Dates of the options shall revert to the original expiry Date.

(c)           Effect of a Change of Control.  Unless otherwise provided for at the time a grant is made pursuant to this Plan and subject to any resolution of the Board of Directors, if there is a Change in Control, all options outstanding under the Plan shall vest immediately prior to such Change of Control to become immediately exercisable, whereupon such options may be exercised in whole or in part by any such Participant.

(d)           Compulsory Acquisition or Going Private Transaction.  If and whenever, following a take-over bid or an issuer bid, there shall be a compulsory acquisition of the Corporation’s Common Shares pursuant to the Act or any successor or similar legislation, or any amalgamation, merger or arrangement in which securities acquired in a formal take-over bid may be voted under the conditions described in section 8.2 of Multilateral Instrument 61-101, Protection of Minority Security Holders in Special Transactions, then following the date upon which such compulsory acquisition, amalgamation, merger or arrangement is effective, a Participant shall be entitled to receive, and shall accept, for the

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same exercise price, in lieu of the number of Common Shares to which such Participant was theretofore entitled to purchase, the aggregate amount of cash, shares, or other securities or other property which such Participant would have been entitled to receive as a result of such bid if he or she had tendered such number of Common Shares to the bid, net of withholding taxes as contemplated by this Plan.

2.14        Record Keeping.  The Corporation shall maintain a register in which shall be recorded:

(a)           the name and address of each Participant in the Plan; and

(b)           the number of options granted to a Participant and the aggregate number of options outstanding, the exercise price and the expiry date thereof.

2.15        Option Agreements.  All options granted pursuant to the Plan shall be evidenced by written agreements between the Corporation and each Participant to whom options are granted hereunder in the form attached hereto as Appendix “A” and containing such terms and conditions, not inconsistent with the provisions of the Plan, as may be established by the Board of Directors, including the following:

(a)           subject to and in accordance with the provisions of Section 2.3 hereof, the number of options covered by any grant of options and the number of Common Shares which such options shall entitle the Participant the right to purchase;

(b)           subject to and in accordance with the provisions of Section 2.5, the price of the Common Shares covered by any option, stated and payable in Canadian dollars; and

(c)           subject to and in accordance with the provisions of Section 2.8, the Option Period.

2.16        Tax Withholding.  The Corporation may withhold from any amount payable to a Participant, either under this Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal, provincial, state or local law, or any administrative policy of any applicable tax authority, relating to the withholding of tax or any other required deductions with respect to grants hereunder (“Withholding Obligations”).  The Corporation shall also have the right in its discretion to satisfy any liability for any Withholding Obligations by selling, or causing a broker to sell, on behalf of any Participant such number of Shares issued to the Participant sufficient to fund the Withholding Obligations (after deducting commissions payable to the broker), or retaining any amount payable which would otherwise be delivered, provided or paid to the Participant hereunder.  The Corporation may require a Participant, as a condition to exercise of an option, to make such arrangements as the Corporation may require so that the Corporation can satisfy applicable Withholding Obligations, including, without limitation, requiring the Participant to (i) remit the amount of any such Withholding Obligations to the Corporation in advance; (ii) reimburse the Corporation for any such Withholding Obligations; or (iii) cause a broker who sells Shares acquired by the Participant under the Plan on behalf of the Participant to withhold from the proceeds realized from such sale the amount required to satisfy any such Withholding Obligations and to remit such amount directly to the Corporation.

Any Shares of a Participant that are sold by the Corporation, or by a broker engaged by the Corporation (the “Broker”), to fund Withholding Obligations will be sold as soon as practicable in transactions effected on the Exchange.  In effecting the sale of any such Shares, the Corporation or the Broker will exercise its sole judgement as to the timing and manner of sale and will not be obligated to seek or obtain a minimum price.  Neither the Corporation nor the Broker will be liable for any loss arising out of any sale of such Shares including any loss relating to the manner or timing of such sales, the prices at which the Shares are sold or otherwise.  In addition, neither the Corporation nor the Broker will be liable for any loss arising from a delay in transferring any Shares to a Participant.  The sale price of Shares sold on

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behalf of Participants will fluctuate with the market price of the Corporation’s shares and no assurance can be given that any particular price will be received upon any such sale.

ARTICLE 3
GENERAL

3.1          Assignability and Transferability.  The benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be assignable or transferable by the Participant except (i) from the Participant to his or her Holding Company or RRSP or from a Holding Company or RRSP to the Participant and, in either such event, the provisions of this Plan shall apply mutatis mutandis as though they were originally issued to and registered in the name of the Participant, or (ii) as otherwise specifically provided herein. During the lifetime of a Participant, all benefits, rights and options shall only be exercised by the Participant or by his or her guardian or legal representative.

3.2          Employment.  Nothing contained in the Plan shall confer upon any Participant any right with respect to employment or continuance of employment with the Corporation or any Affiliate, or interfere in any way with the right of the Corporation or any Affiliate to terminate the Participant’s employment at any time. Participation in the Plan by a Participant shall be voluntary.

3.3          Delegation to Compensation Committee.  All of the powers exercisable by the Board of Directors under the Plan may, to the extent permitted by applicable law and authorized by resolution of the Board of Directors of the Corporation, be exercised by a Compensation Committee of not less than three (3) directors. The members of any such Compensation Committee shall not be employees of the Corporation. In addition, if determined appropriate by the Board of Directors of the Corporation, the Board of Directors may delegate any or all of the powers of the Board of Directors of the Corporation under the Plan to an independent consultant.

3.4          Administration of the Plan.  The Board of Directors of the Corporation shall administer the Plan. The Board of Directors shall be authorized to interpret and construe the Plan and may, from time to time, establish, amend or rescind rules and regulations required for carrying out the purposes, provisions and administration of the Plan and determine the Participants to be granted options, the number of Common Shares covered thereby, the exercise price therefor and the time or times when they may be exercised. Any such interpretation or construction of the Plan shall be final and conclusive. The Corporation shall pay all administrative costs of the Plan. The senior officers of the Corporation are hereby authorized and directed to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan.

3.5          Amendment, Modification or Termination of the Plan.  Subject to Section 3.3, The Board of Directors may at any time terminate this Plan in any respect, provided that no such termination shall adversely affect the rights of any Participant under any option previously granted except with the consent of such Participant.  The Board of Directors may, without notice, at any time and from time to time, subject to regulatory approval, amend the Plan or any provisions thereof, or the form of Option Agreement or instrument to be executed pursuant to the Plan, in such manner as the Board of Directors, in its sole discretion, determines appropriate including, without limiting the generality of the foregoing:

(a)           for the purposes of making formal minor or technical modifications to any of the provisions of the Plan;

(b)           to correct any ambiguity, defective provisions, error or omission in the provisions of the Plan;

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(c)           to change any vesting provisions of options;

(d)           to change the termination provisions of the options or the Plan which does not entail an extension beyond the original expiry date of the options; and

(e)           to add a cashless exercise feature to the Plan, providing for the payment in cash or securities on the exercise of options, except that any such cashless exercise feature may not be adopted or implemented where the Shares are listed on the TSX-V;

provided, however, that:

(f)            no such amendment of the Plan may be made without the consent of such affected Participant if such amendment would adversely affect the rights of such affected Participant under the Plan; and

(g)           shareholder approval shall be obtained in accordance with the requirements of the TSX, or the TSX-V, if applicable, for any amendment that results in:

(i)            an increase in the number of Common Shares issuable under options granted pursuant to the Plan (other than pursuant to Section 2.11);

(ii)           a change in the persons who qualify as Participants under the Plan;

(iii)          a reduction in the exercise price of an option held by an Insider (other than pursuant to Section 2.11);

(iv)          the cancellation and reissue of any option;

(v)           an extension of the term of an option granted under the Plan benefiting an Insider (within the meaning of the rules of the TSX, or the rules of the TSX-V, if applicable) of the Corporation;

(vi)          Options becoming transferable or assignable other than for the purposes as described in the Plan;

(vii)         a change to the insider participation limit set forth in section 2.4(a) of the Plan; or

(viii)        a change to this section 3.5 of the Plan.

3.6          No Representation or Warranty.  The Corporation makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan.

3.7          Governing Law.  This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

3.8          Approval and Effective Date.  This Plan shall be effective as of the date it is approved by the Board of Directors and any regulatory body having jurisdiction over the securities of the Corporation.

3.9          Compliance with Applicable Law.  If any provision of the Plan or any Option Agreement contravenes any law or any order policy, by-law or regulation of any regulatory body or Exchange having

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authority over the Corporation or the Plan, then such provision shall be deemed to be amended to the extent required to bring such provision into compliance therewith.

3.10        Rights of Participant.  A Participant shall have no rights whatsoever as a shareholder of the Corporation in respect of any of the unexercised options (including, without limitation, voting gifts or any right to receive dividends, warrants or rights under any rights offering).

3.11        Conflict.  In the event of any conflict between the provisions of this Plan and an Option Agreement, the provisions of this Plan shall govern.

3.12        Time of Essence.  Time is of the essence of this Plan and each Option Agreement. No extension of time will be determined to be or to operate as a waiver thereof.

3.13        Compliance with U.S. Laws.  As a condition to the exercise of an option, the Corporation may require the Participant to represent and warrant in writing at the time of such exercise that the Common Shares are being purchased only for investment and without any then-present intention to sell or distribute such Common Shares. At the option of the Corporation, a stop-transfer order against such Common Shares may be placed on the stock books and records of the Corporation, and a legend indicating that the stock may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any applicable law or regulation, may be stamped on the certificates representing such Common Shares in order to assure an exemption from registration. The Corporation may require such other documentation as may from time to time be necessary to comply with United States’ federal and state laws. The Corporation has no obligation to undertake registration of options or the Common Shares issuable upon the exercise of the options. In order to comply with all applicable federal or state income tax laws or regulations, the Corporation may take such action as it deems appropriate to ensure that all applicable U.S. federal or state payroll, withholding, income or other taxes that are the sole and absolute responsibility of a U.S. Participant are withheld or collected from such U.S. Participant.

3.14        Entire Agreement.  This Plan and each Option Agreement set out the entire agreement between the Corporation and the Participant to which any particular Option Agreement relates relative to the subject matter hereof and supercedes all prior agreements, undertakings and understandings, whether oral or written.

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APPENDIX “A”

INCENTIVE STOCK OPTION AGREEMENT

THIS INCENTIVE STOCK OPTION AGREEMENT is made effective •.

BETWEEN:

•

of •

(hereafter referred to as the “Optionee”)

AND:

ALDERON RESOURCE CORP., a company duly formed under the laws of British Columbia and having an office at 1240 – 1140 West Pender Street, Vancouver, BC V6E 4G1

(hereafter referred to as the “Issuer”)

WHEREAS:

A.          The Issuer wishes to grant to the Optionee an option to purchase common shares in the capital of the Issuer;

B.           The Optionee is eligible to receive an option by virtue of being one or more of (i) a Director (which includes a director, senior officer and “Management Company Employee”), (ii) an Employee, or (iii) a Consultant (which includes a “Consultant Company”), of either the Issuer or a subsidiary thereof (any person so being eligible to receive an option being hereafter referred to as an “Eligible Person”);

C.           The Optionee acknowledges and agrees that the Option is an incentive mechanism and that the Optionee was not induced to participate in the grant and receipt of the Option (as defined below) by expectation of appointment or continued appointment, employment or continued employment, or engagement or continued engagement to provide services, as the case may be, by the Issuer.

NOW THEREFORE this Agreement witness that in consideration of $1.00 given by each party to the other and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             Option Plan Governs.  The Optionee acknowledges and agrees that Option (as hereafter defined) is being granted pursuant to the terms of the Issuer’s Stock Option Plan in effect from time to time.  In the event of an inconsistency between the terms hereof and the terms of the Issuer’s Stock Option Plan, the terms of the Issuer’s Stock Option Plan shall govern. Capitalized terms used in this Agreement but not defined herein have the meaning given to such terms in the Issuer’s Stock Option Plan.

2.             Option Terms.  The Issuer hereby grants to the Optionee an option (the “Option”) to purchase, from time to time, a total of • common shares (the “Shares”) in the capital of the Issuer, as constituted on the date hereof, at an exercise price of $• per common share, until 5:00 p.m. Vancouver Time (the “Expiry Time”) on • (the “Expiry Date”).

3.             Vesting.  The Options shall vest and accordingly become exercisable by the Optionee every • months, in 4 equal instalments, over a period of • months, with one-fourth of the Option vesting on the day which is • months after the effective date of this Option Agreement, and each additional one-fourth of the Option vesting every • months thereafter.

4.             Transferability; Hold Period.  The Option is personal to the Optionee and may not be assigned or otherwise transferred in whole or in part except as set out in the Stock Option Plan.  The Optionee acknowledges and agrees that the Shares may be subject to a hold period imposed under applicable securities laws or by the Exchange of four months and a day from the effective date of the grant of the Option, and that certificates representing the Shares will bear a legend to this effect if applicable.

5.             Early Termination.  The Option shall terminate in accordance with the terms of the Stock Option Plan.

6.             Exercise Procedure.  To exercise the Option in whole or in part, the Optionee shall, prior to the Expiry Time on the Expiry Date (and subject to section 5), give to the Issuer:

(a)           a written notice of exercise addressed to the Corporate Secretary of the Issuer, in the form set out in Schedule “A” hereto, specifying the number of Shares with respect to which the Option is being exercised and making the election with respect to the Withholding Obligations;

(b)           a certified cheque or bank draft made payable to the Issuer for the aggregate exercise price for the number of Shares with respect to which the Option is being exercised, and the Withholding Obligations (if applicable);

(c)           documents containing such representations, warranties, agreements and undertakings, including such as to the Optionee’s future dealings in the Shares, as counsel to the Issuer reasonably determines to be necessary or advisable in order to comply with or safeguard against the violation of the laws of any jurisdiction.

7.             Exchange Matters.  The Optionee and the Issuer represent and warrant to each other that the Optionee:

(a)           is a director or senior officer of the Issuer;

(b)           is a bona fide Management Company Employee of the Issuer, which is defined as being an individual employed by a person providing management services to the Issuer which are required for the ongoing successful operation of the business enterprise of the Issuer, but excluding a person engaged in Investor Relations Activities; OR

(c)           is a bona fide Employee of the Issuer, which is defined as being:

(i)            an individual who is considered an employee of the Issuer or its subsidiaries under the Income Tax Act (Canada) (i.e. for whom income tax, employment insurance and CPP deductions must be made at source); or

(ii)           an individual who works full-time for the Issuer or its subsidiaries providing services normally provided by an employee and who is subject to the same

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control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source; or

(iii)          an individual who works for the Issuer or its subsidiaries on a continuing and regular basis for a minimum of       hours per week providing services normally provided by an employee and who is subject to the same control and direction by the Issuer over the details and methods of work as an employee of the Issuer, but for whom income tax deductions are not made at source; OR

(d)           is a bona fide Consultant of the Issuer, which is defined as being, in relation to the Issuer, an individual or Consultant Company that:

(i)            is engaged to provide on an ongoing bona fide basis, consulting, technical, management or other services to the Issuer or an affiliate thereof, other than services provided in relation to a distribution of securities;

(ii)           provides the services under a written contract between the Issuer or an affiliate thereof and the individual Consultant or Consultant Company;

(iii)          spends or will spend a significant amount of time and attention on the business and affairs of the Issuer or an affiliate thereof; and

(iv)          has a relationship with the Issuer or an affiliate thereof that enables the individual to be knowledgeable about the business and affairs of the Issuer.

8.             Securities Act Matters.  The Optionee represents and warrants to the Issuer that the Optionee [tick appropriate box]:

☐    (a)           is a director of the Issuer or a related entity thereof;

☐    (b)           is an executive officer of the Issuer or a related party thereof, which is defined as being, for the Issuer or a related entity thereof, an individual who:

(i)            is a chair, vice-chair or president;

(ii)           is a vice-president in charge of a principal business unit, division or function including sales, finance or production;

(iii)          is an officer of the Issuer or any of its subsidiaries and who performs a policy-making function in respect of the Issuer; or

(iv)          is performing a policy making function in respect of the Issuer; OR

☐    (c)           an employee of the Issuer or a related entity thereof; OR

☐    (d)           a consultant of the Issuer or a related party thereof, which is defined as being, for the Issuer or a related party thereof, a person, other than a director, executive officer or employee of the Issuer or a related entity thereof, that:

(i)            is engaged to provide services to the Issuer or a related entity thereof, other than services provided in relation to a distribution of securities;

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(ii)           provides the services under a written contract with the Issuer or a related entity thereof; and

(iii)          spends or will spend a significant amount of time and attention on the business and affairs of the Issuer or a related party thereof,

and includes,

(iv)          for an individual consultant, a corporation of which the individual consultant is an employee or shareholder, and a partnership of which the individual consultant is an employee or partner, and

(v)           for a consultant that is not an individual, an employee, executive officer, or director of the consultant, provided that the individual employee, executive officer, or director spends or will spend a significant amount of time and attention on the affairs and business of the issuer or a related entity of the Issuer; OR

☐    (e)           the Optionee is otherwise qualified (other than pursuant to section 2.24 of NI45-106) or the circumstances are such that the distribution of the Option by the Issuer to the Optionee is exempt from the prospectus and registration requirements of applicable securities laws, and the Optionee further agrees to provide to the Issuer all such certificates, instruments and other documents to evidence such exemption as counsel to the Issuer reasonably determines to be necessary or advisable in order to ensure compliance with or safeguard against the violation of the securities laws of any jurisdiction.

9.             If not an Individual. For as long as the Issuer’s Shares are listed on the TSX Venture Exchange, if the Optionee is not an individual, it is either (i) a Consultant Company or (ii) a company or other form of entity wholly owned by Eligible Persons; and the Optionee hereby agrees to complete and submit to the Issuer for filing with the Exchange a Form 4F: Certification and Undertaking Required from a Company Granted an Incentive Stock Option, and further represents and warrants to the Issuer that the information and certifications in such Form 4F are complete and true and accurate in all respects, and further covenants to the Issuer that it will comply with all covenants, conditions and undertakings is such Form 4F in all respects.

10.           Exchange Approval.  The grant of the Option and any amendment hereto shall be subject to the prior approval of the TSX Venture Exchange, Toronto Stock Exchange or such other stock exchange as the Shares of the Issuer may be listed on (the “Exchange”), including any requirement for shareholder approval.  The Optionee acknowledges and agrees that the Option shall not be exercisable, or exercisable on such amended terms, as the case may be, until such approval of the Exchange and, if required, the Issuer’s shareholders, is obtained in accordance with the policies of the Exchange.  If such approval of the Exchange and, if required, the Issuer’s shareholders, is not obtained, then the Option and this Agreement, or the amendment hereof, as the case may be, shall be null and void and of no further force or effect as of the date hereof, or the date of amendment, as the case may be.

11.           Capital Adjustments. In the event that there is any change in the common shares of the Issuer through the declaration of stock dividends, stock splits, consolidations, exchanges of shares, or otherwise, the number of common shares subject to Option and the exercise price of the Option shall be adjusted in accordance with the terms of the Stock Option Plan.

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12.           Collection and Use of Personal Information.  The Optionee expressly acknowledges, consents and agrees to the Issuer collecting, using and releasing personal information regarding the Optionee and this Agreement for the purpose of completing the transactions contemplated by this Agreement, including but not limited to the Optionee’s name, address and principals, the number of Options granted to the Optionee, the status of the Optionee as a Director, senior officer, Management Company Employee, Employee, Consultant, Investor Relations Provider or as otherwise represented herein, and any and all other information necessary or incidental to the transactions contemplated herein, including but not limited to that provided in any Form 4F.  The purpose of the collection, use and disclosure of the personal information is to ensure that the Issuer and its advisors will be able to grant the Option to the Optionee in compliance with applicable corporate, securities and other laws, and to obtain the information required to be filed with the Exchange and other authorities under applicable Exchange requirements, securities laws and other laws.  In addition, the Optionee expressly acknowledges, consents and agrees to the collection, use and disclosure of all such personal information by the Exchange and other authorities in accordance with their requirements, including the provision of all such personal information to their agents and third party service providers, from time to time.  The contact information for the officer of the Issuer who can answer questions about this collection of information by the Issuer is as follows:

Sheila Paine
Assistant Corporate Secretary of Alderon Resource Corp.
1240 – 1140 West Pender Street, Vancouver, BC V6E 4G1
Tel:  (604) 681-8030
Fax:  (604) 681-8039

13.           General.

(a)           The Optionee agrees to comply with the provisions of applicable Exchange requirements and securities laws in connection with the exercise, holding and disposition of any Shares or other property or securities acquired pursuant to the exercise of the Option.

(b)           This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.  The parties shall execute and deliver any and all such instruments and other documents and perform any and all such acts and other things as may be necessary or desirable to carry out the intent of this Agreement.

(c)           No modification of this Agreement or waiver of any provision hereof shall be valid unless made in writing and signed by the parties hereto.  No waiver of any provision of this Agreement shall operate as a waiver of any other provision hereof or operate as a continuing waiver unless such is expressly provided for in writing.

(d)           This Agreement shall enure to the benefit of and be binding upon the parties hereto and upon their successors or assigns.

(e)           This Agreement shall be construed in accordance with and governed by the laws of Ontario and the laws of Canada applicable therein, and for the purposes of all legal proceedings, the parties hereby irrevocably agree that the courts of Ontario shall have exclusive jurisdiction.

(f)            Words importing the singular number shall include the plural and vice versa.  Words importing individuals shall include corporations, partnerships, proprietorships, trusts and other forms of legal entities and vice versa.  Words importing gender shall include the

5

other gender; words importing gender shall include the neuter and vice versa.  Words importing a particular form of legal entity includes all other forms of legal entities interchangeably.

(g)           This Agreement may be executed and delivered in two or more counterparts and by facsimile.  Each such counterpart and facsimile shall be deemed to form one and the same and an originally executed instrument, bearing the date set forth on the face page hereof notwithstanding the date of execution or delivery.

IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date first above written.

ALDERON RESOURCE CORP.

Per:
Authorized Signatory

WITNESSED BY:	)
)
)
Name	)
)
)
Address	)	•
)
)
Occupation	)

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Schedule “A”

NOTICE OF ELECTION TO EXERCISE OPTION

Date:

Alderon Resource Corp.
Suite 1240, 1140 West Pender Street,
Vancouver, BC V6E 4G1

Attention: Corporate Secretary

Dear Sirs:

Pursuant to the provisions of the Option Agreement dated                                             , pursuant to which I was granted an option to purchase common shares in the capital of Alderon Resource Corp. (the “Corporation”), I elect to exercise my option to purchase                                                                 of the                                                                                                                          common shares covered by such Notice at the Exercise Price specified therein. Attached is the full payment of such price in the amount of CAD                                                                            dollars.

(CAD $                                                    ).

Please register the shares as follows:

Name in full and Address

I hereby:

☐ (a)      direct the Corporation on my behalf to sell all Common Shares issued upon exercise of these options and to deduct from the net proceeds therefrom the aggregate Exercise Price and the amount of the estimated Withholding Obligation (as defined in the Plan) and to remit the balance to me, all in accordance with Section 2.16 of the Plan; or

☐ (b)      direct the Corporation on my behalf to sell sufficient Common Shares issued upon exercise of these options to satisfy the aggregate Exercise Price and the amount of the estimated Withholding Obligation and to remit to me any net proceeds therefrom in excess of the aggregate Exercise Price and estimated Withholding Obligation together with the balance of the Common Shares issued upon exercise of these options; or

☐ (c)      enclose a certified cheque payable to Alderon Resource Corp. for the aggregate Exercise Price plus the amount of the estimated Withholding Obligation.

[Signature Page Follows]

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Yours truly,

Signature

Name (please print)

Address

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SCHEDULE “B”
to the Information Circular as at August 11th, 2011 of
Alderon Resource Corp.

DISSENTING SHAREHOLDERS’ RIGHTS

Sections 237 to 247 of the Business Corporations Act (British Columbia)

Definitions and application

237 (1) In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)   in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)   in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)   in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)   the court orders otherwise, or

(b)   in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)   under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)   under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)   under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)   in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)   under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)    under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)   in respect of any other resolution, if dissent is authorized by the resolution;

(h)   in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a)   prepare a separate notice of dissent under section 242 for

i.    the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

ii.   each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b)   identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)   dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)   dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)   cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)   provide to the company a separate waiver for

i.    the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

ii.   each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)   identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)   the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)   any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with

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respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)   a copy of the proposed resolution, and

(b)   a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)   a copy of the proposed resolution, and

(b)   a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors. resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)   a copy of the resolution,

(b)   a statement advising of the right to send a notice of dissent, and

(c)   if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)   a copy of the entered order, and

(b)   a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

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(a)   if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)   if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or (c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

i.    the date on which the shareholder learns that the resolution was passed, and

ii.   the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a)   on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b)   if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)   within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)   if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)   if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b)   if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

i.    the names of the registered owners of those other shares,

ii.   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

iii.  a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)   if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

i.    the name and address of the beneficial owner, and

ii.   a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

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Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a)   if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

i.    the date on which the company forms the intention to proceed, and

ii.   the date on which the notice of dissent was received, or

(b)   if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a)   be dated not earlier than the date on which the notice is sent,

(b)   state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c)   advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)   a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)   the certificates, if any, representing the notice shares, and

(c)   if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a)   be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)   set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

i.    the names of the registered owners of those other shares,

ii.   the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

iii.  that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a)   the dissenter is deemed to have sold to the company the notice shares, and

(b)   the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

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(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)   promptly pay that amount to the dissenter, or

(b)   if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)   determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)   join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c)   make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)   pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)   if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a)   the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)   if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)   the company is insolvent, or

(b)   the payment would render the company insolvent.

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Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)   the corporate action approved or authorized, or to be approved or authorized, by the resolution

(a)   or court order in respect of which the notice of dissent was sent is abandoned;

(b)   the resolution in respect of which the notice of dissent was sent does not pass;

(c)   the resolution in respect of which the notice of dissent was sent is revoked before the

(d)   corporate action approved or authorized by that resolution is taken;

(e)   the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement

(f)    and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(d)   the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(e)   a court permanently enjoins or sets aside the corporate action approved or authorized by the

(f)    resolution or court order in respect of which the notice of dissent was sent;

(g)   with respect to the notice shares, the dissenter consents to, or votes in favour of, the

(h)   resolution in respect of which the notice of dissent was sent;

(i)    the notice of dissent is withdrawn with the written consent of the company;

(j)    the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)   the company must return to the dissenter each of the applicable share certificates, if any, sent

(a)   under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those

(b)   share certificates,

(c)   the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any

(d)   rights of a shareholder, in respect of the notice shares, and

(b)   the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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SCHEDULE “C”
to the Information Circular as at August 11, 2011 of
Alderon Resource Corp.

BY-LAW NO. 1

A by-law relating generally to
the conduct of the affairs of

ALDERON IRON ORE CORP.

CONTENTS

1.             Interpretation

2.             Business of the Corporation

3.             Directors

4.             Committees

5.             Officers

6.             Protection of Directors, Officers and Others

7.             Shares

8.             Dividends and Rights

9.             Meetings of Shareholders

10.           Divisions and Departments

11.           Notices

12.           Effective Date

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of Alderon Iron Ore Corp. (the “Corporation”) as follows:

SECTION ONE

INTERPRETATION

1.01                         Definitions

In the by-laws of the Corporation, unless the context otherwise requires:

(1)           “Act” means the Business Corporations Act, R.S.0. 1990 c. B.16 and the regulations under the Act, as from time to time amended, and every statute that may be substituted therefor and, in the case of such substitution, any reference in the by-laws of the Corporation to provisions of the Act shall be read as references to the substituted provisions therefor in the new statute or statutes;

(2)           “appoint” includes “elect” and vice versa;

(3)           “articles” means the articles of the Corporation as from time to time amended or restated;

(4)           “board” means the board of directors of the Corporation;

(5)           “by-laws” means this by-law and all other by-laws of the Corporation from time to time in force and effect;

(6)           “meeting of shareholders” includes an annual meeting of shareholders and a special meeting of shareholders; “special meeting of shareholders” includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

(7)           “non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Ontario);

(8)           “recorded address” means in the case of a shareholder his address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there is more than one; and in the case of a director, officer, auditor or member of a committee of the board his latest address as recorded in the records of the Corporation;

(9)           “Securities Transfer Act” means the Securities Transfer Act (Ontario) 2006, c.8. as amended from time to time;

(10)         “signing officer” means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by paragraph 2.04 or by a resolution passed pursuant thereto;

(11)         all terms contained in the by-laws that are not otherwise defined in the by-laws and which are defined in the Act, such as “resident Canadian”, shall have the meanings given to such terms in the Act;

(12)         the headings used in the by-laws are inserted for references purposes only and are not be considered or taken into account in construing the terms of provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions; and

(13)         the singular shall include the plural and the plural shall include the singular; the masculine shall include the feminine and neuter genders; and the word “person” shall include individuals, bodies corporate, corporations, companies, partnerships, syndicates, trusts, unincorporated organizations and any number or aggregate of persons.

1.02                         Conflict with Laws

In the event of any inconsistency between the by-laws and mandatory provisions of the Act or the Securities Transfer Act, the provisions of the Act or the Securities Transfer Act, as applicable, shall prevail.

SECTION TWO

BUSINESS OF THE CORPORATION

2.01                         Registered Office

The registered office of the Corporation shall be in the place designated as in the articles or by a special resolution in accordance with the provisions of the Act; the address of the registered office within such place may be changed from time to time by the directors.

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2.02                         Corporate Seal

The Corporation may, but need not adopt a corporate seal and if one is adopted it shall be in such form as the directors may by resolution adopt from time to time.

2.03                         Financial Year

The financial year of the Corporation shall be as determined by the board from time to time.

2.04                         Execution of Instruments

Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed on behalf of the Corporation by any officer or director and instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality.  The board shall have power from time to time by resolution to appoint any officer or officers or any person or persons or any legal entity on behalf of the Corporation either to sign contracts, documents and instruments in writing generally or to sign specific contracts, documents or instruments in writing.

The seal of the Corporation, if any, may when required be affixed to contracts, documents and instruments in writing signed as set out above or by any officer or officers, person or persons, appointed as set out above by resolution of the board.

The term “contracts, documents or instruments in writing” as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, movable or immovable, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of shares, share warrants, stocks, bonds, debentures, notes or other securities and all paper writings.

The signature or signatures of the Chairman of the Board (if any), the Vice-Chairman of the Board, the President, any Executive Vice-President, any Vice-President, the Secretary, the Treasurer, an Assistant Secretary, an Assistant Treasurer or any director of the Corporation and/or any other officer or officers, person or persons, appointed as aforesaid by resolution of the board may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically or electronically reproduced upon any contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation on which the signature or signatures of any of the foregoing officers or directors or persons authorized as aforesaid shall be so reproduced pursuant to special authorization by resolution of the board, shall be deemed to have been manually signed by such officers or directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers or directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such contracts, documents or instruments in writing or bonds, debentures, notes or other securities of the Corporation.

2.05                         Banking Arrangements

The banking business of the Corporation, or any part thereof, including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board.  Such banking business or any part thereof shall be transacted

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under such agreements, instructions and delegations of powers as the board may from time to time by resolution prescribe or authorize.

2.06                         Custody of Securities

All shares and securities owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the board, with such other depositaries or in such other manner as may be determined from time to time by resolution of the board.

All share certificates, bonds, debentures, notes or other obligations or securities belonging to the Corporation may be issued or held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with the right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer to be completed and registration to be effected.

2.07                         Voting Shares and Securities in other Companies

All of the shares or other securities carrying voting rights of any other body corporate held from time to time by the Corporation may be voted at any and all meetings of shareholders, bondholders, debenture holders or holders of other securities (as the case may be) of such other body corporate and in such manner and by such person or persons as the board shall from time to time by resolution determine.  The proper signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the board.

SECTION THREE

DIRECTORS

3.01                         Number of Directors and Quorum

The number of directors of the Corporation shall be the number of directors as specified in the articles or, where a minimum and maximum number of directors is provided for in the articles, the number of directors of the Corporation shall be the number of directors determined from time to time by special resolution or, if a special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall be a majority of the number of directors then in office and or such greater number of directors as the board may from time to time by resolution determine, provided that if the Corporation has fewer than three directors, all directors must be present at any meeting of the board to constitute a quorum.

3.02                         Qualification

No person shall be qualified for election as a director if disqualified in accordance with the Act (which would currently include: a person who is less than 18 years of age; a person who has been found under the Substitute Decisions Act, 1992 or under the Mental Health Act to be incapable of managing property or who has been found to be incapable by a court in Canada or elsewhere; a person who is not an individual; or a person who has the status of a bankrupt).  A director need not be a shareholder.  The board shall be comprised of the number of Canadian residents as may be prescribed from time to time by the Act (which is currently a minimum of 25%).  If the Corporation is or becomes an

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offering corporation within the meaning of the Act, at least one-third of the directors of the Corporation shall not be officers or employees of the Corporation or any of its affiliates.

3.03                         Election and Term

The election of directors shall take place at the first meeting of shareholders and at each succeeding annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election.  The number of directors to be elected at any such meeting shall be the number of directors as specified in the articles or, if a minimum and maximum number of directors is provided for in the articles, the number of directors determined by special resolution or, if the special resolution empowers the directors to determine the number, the number of directors determined by resolution of the board.  The voting on the election shall be by show of hands unless a ballot is demanded by any shareholder.  If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

3.04                         Removal of Directors

Subject to the provisions of the Act, the shareholders may by ordinary resolution passed at a meeting specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by a quorum of the directors.

3.05                         Vacation of Office

A director ceases to hold office when he dies or, subject to the Act, resigns; he is removed from office by the shareholders in accordance with the Act; he becomes of unsound mind and is so found by a court in Canada or elsewhere or if he acquires the status of a bankrupt.

3.06                         Vacancies

Subject to the Act, a quorum of the board may fill a vacancy in the board, except a vacancy resulting from an increase in the number or maximum number of directors or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders.  In the absence of a quorum of the board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy.  If the directors then in office fail to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

3.07                         Action by the Board

The board shall manage or supervise the management of the business and affairs of the Corporation.  Subject to paragraph 3.08, the powers of the board may be exercised at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board.  Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum of the board remains in office.

3.08                         Electronic Participation

Subject to the Act, if all of the directors consent, a director may participate in a meeting of the board or a committee of the board by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other, and a director participating in a meeting by such means shall be deemed to be present at that meeting.  A

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consent is effective whether given before or after the meeting and may be given with respect to all meetings of the board and committees of the board.

3.09                         Place of Meetings

Meetings of the board may be held at any place within or outside Ontario.  In any financial year of the Corporation a majority of the meetings of the board need not be held within Canada.

3.10                         Calling of Meetings

Subject to the Act, meetings of the board shall be held from time to time on such day and at such time and at such place as the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director may determine and the Secretary or Assistant Secretary, when directed by the board, the Chairman of the Board (if any), the President, an Executive Vice-President or a Vice-President who is a director or any one director shall convene a meeting of the board.

3.11                         Notice of Meeting

Notice of the date, time and place of each meeting of the board shall be given in the manner provided in paragraph 11.01 to each director not less than 48 hours (exclusive of any part of a non-business day) before the time when the meeting is to be held.  A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

A director may in any manner waive notice of or otherwise consent to a meeting of the board.

3.12                         First Meeting of New Board

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

3.13                         Adjourned Meeting

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

3.14                         Regular Meetings

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named.  A copy of a schedule of regular meetings of the board setting forth the proposed dates, times and places of such regular meetings shall be sent to each director at the commencement of each calendar year, however, each director shall also be provided with a follow-up notice of meeting and agenda prior to each regularly scheduled meeting.

3.15                         Chairman

The chairman of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: the Chairman of the Board, the President, an Executive Vice-President or a Vice-President.  If no such officer is present, the directors present shall choose one of their number to be chairman.

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3.16                         Votes to Govern

At all meetings of the board every question shall be decided by a majority of the votes cast on the question.  In case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote.

3.17                         Conflict of Interest

A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meetings of the directors the nature and extent of his interest at the time and in the manner provided by the Act.  Any such contract or transaction or proposed contract or transaction shall be referred to the board or shareholders for approval even if such contract is one that in the ordinary course of the Corporation’s business would not require approval by the board or shareholders, and a director interested in a contract or transaction so referred to the board shall not attend any part of a meeting of the board during which the contract or transaction is discussed and shall not vote on any resolution to approve the same except as permitted by the Act.  If no quorum exists for the purpose of voting on a resolution to approve a contract or transaction only because a director is not permitted to be present at the meeting by reason of this section, the remaining directors shall be deemed to constitute a quorum for the purposes of voting on the resolution.  Where all of the directors are required to disclose their interests pursuant to this section, the contract or transaction may be approved only by the shareholders.

3.18                         Remuneration and Expenses

The directors shall be paid such remuneration for their services as the board may from time to time determine.  The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the shareholders or of the board or any committee thereof or otherwise in the performance of their duties.  Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

SECTION FOUR

COMMITTEES

4.01                         Committee of Directors

The board may appoint a committee of directors, however designated, and delegate to such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of directors has no authority to exercise.

4.02                         Transaction of Business

The powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee.  Meetings of such committee may be held at any place within or outside Ontario.

4.03                         Audit Committee

The board may, and shall if the Corporation becomes an offering corporation within the meaning of the Act, elect annually from among its number an audit committee to be composed of not

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fewer than three directors of whom a majority shall not be officers or employees of the Corporation or its affiliates.  The audit committee shall have the powers and duties provided in the Act.

4.04                         Advisory Committees

The board may from time to time appoint such other committees as it may deem advisable, but the functions of any such other committees shall be advisory only.

4.05                         Procedure

Unless otherwise determined by the board, each committee shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

SECTION FIVE

OFFICERS

5.01                         Appointment

The board may from time to time appoint a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed.  The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act, delegate to such officers powers to manage the business and affairs of the Corporation.  Subject to paragraph 5.02, an officer may but need not be a director and one person may hold more than one office.  In case and whenever the same person holds the offices of Secretary and Treasurer, he may but need not be known as the Secretary-Treasurer.  All officers shall sign such contracts, documents, or instruments in writing as require their respective signatures.  In the case of the absence or inability to act of any officer or for any other reason that the board may deem sufficient, the board may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

5.02                         Chairman of the Board

The Chairman of the Board, if appointed, shall be a director and shall, when present, preside at all meetings of the board.  Each committee of the board shall appoint a Chairman which shall be a member of the relevant committee of the board and shall, when present, preside at all meetings of committees of the board.  The Chairman of the Board shall be vested with and may exercise such powers and shall perform such other duties as may from time to time be assigned to him by the board.  During the absence or disability of the Chairman of the Board, his duties shall be performed and his powers exercised by the President.

5.03                         President

The President shall, and unless and until the board designates any other officer of the Corporation to be the Chief Executive Officer of the Corporation, be the Chief Executive Officer and, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify.  The President shall be vested with and may exercise all the powers and shall perform all the duties of the Chairman of the Board if none be appointed or if the Chairman of the Board is absent or unable or refuses to act.

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5.04                         Executive Vice-President or Vice-President

Each Executive Vice-President or Vice-President shall have such powers and duties as the board or the President may specify.  The Executive Vice-President or Vice-President or, if more than one, the Executive Vice-President or Vice-President designated from time to time by the board or by the President, shall be vested with all the powers and shall perform all the duties of the President in the absence or inability or refusal to act of the President, provided, however, that an Executive Vice-President or a Vice-President who is not a director shall not preside as chairman at any meeting of the board.

5.05                         Secretary or Assistant Secretary

The Secretary or Assistant Secretary shall give or cause to be given as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and all books, papers, records, documents and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he shall have such other powers and duties as the board may specify.

5.06                         Treasurer or Assistant Treasurer

The Treasurer or Assistant Treasurer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he shall render to the board whenever required an account of all his transactions as Treasurer or Assistant Treasurer and of the financial position of the Corporation; and he shall have such other powers and duties as the board may specify.  Unless and until the board designates any other officer of the Corporation to be the Chief Financial Officer of the Corporation, the Treasurer or Assistant Treasurer shall be the Chief Financial Officer of the Corporation.

5.07                         Powers and Duties of Other Officers

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board may specify.  Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board otherwise directs.

5.08                         Variation of Powers and Duties

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

5.09                         Term of Office

The board, in its discretion, may remove any officer of the Corporation, with or without cause, without prejudice to such officer’s rights under any employment contract.  Otherwise each officer appointed by the board shall hold office until his successor is appointed or until the earlier of his resignation or death.

5.10                         Terms of Employment and Remuneration

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time.  The fact that any officer or employee is a director or shareholder of the Corporation shall not disqualify him from receiving such remuneration as may be so determined.

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5.11                         Conflict of Interest

An officer shall disclose his interest in any material contract or transaction or proposed material contract or transaction with the Corporation in accordance with paragraph 3.17.

5.12                         Agents and Attorneys

The board shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management or otherwise (including the powers to subdelegate) as may be thought fit.

SECTION SIX

PROTECTION OF
DIRECTORS, OFFICERS AND OTHERS

6.01                         Submission of Contracts or Transactions to Shareholders for Approval

The board in its discretion may submit any contract, act or transaction for approval, ratification or confirmation at any meeting of the shareholders called for the purpose of considering the same and any contract, act or transaction that shall be approved, ratified or confirmed by a resolution passed by a majority of the votes cast at any such meeting (unless any different or additional requirement is imposed by the Act or by the Corporation’s articles or any other by-law) shall be as valid and as binding upon the Corporation and upon all the shareholders as though it had been approved, ratified or confirmed by every shareholder of the Corporation.

6.02                         For the Protection of Directors and Officers

In supplement of and not by way of limitation upon any rights conferred upon directors by the provisions of the Act, it is declared that no director shall be disqualified by his office from, or vacate his office by reason of, holding any office or place of profit under the Corporation or under any body corporate in which the Corporation shall be a shareholder or by reason of being otherwise in any way directly or indirectly interested or contracting with the Corporation either as vendor, purchaser or otherwise or being concerned in any contract or arrangement made or proposed to be entered into with the Corporation in which he is in any way directly or indirectly interested either as vendor, purchaser or otherwise nor shall any director be liable to account to the Corporation or any of its shareholders or creditors for any profit arising from any such office or place of profit; and, subject to the provisions of the Act, no contract or arrangement entered into by or on behalf of the Corporation in which any director shall be in any way directly or indirectly interested shall be avoided or voidable and no director shall be liable to account to the Corporation or any of its shareholders or creditors for any profit realized by or from any such contract or arrangement by reason of the fiduciary relationship existing or established thereby.  Subject to the provisions of the Act and to paragraph 3.17, no director shall be obliged to make any declaration of interest or refrain from voting in respect of a contract or proposed contract with the Corporation in which such director is in any way directly or indirectly interested.

6.03                         Limitation of Liability

Except as otherwise provided in the Act, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in

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or upon which any of the moneys of or belonging to the Corporation shall be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any persons, firm or corporation including any person, firm or corporation with whom or which any moneys, securities or effects shall be lodged or deposited for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust or in relation thereto unless the same shall happen by or through his failure to exercise the powers and to discharge the duties of his office honestly, in good faith and in the best interests of the Corporation and in connection therewith to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into in the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the board.  If any director or officer of the Corporation shall be employed by or shall perform services for the Corporation otherwise than as a director or officer or shall be a member of a firm or a shareholder, director or officer of a company which is employed by or performs services for the Corporation, the fact of his being a director or officer of the Corporation shall not disentitle such director or officer or such firm or company, as the case may be, from receiving proper remuneration for such services.

6.04                         Indemnity

a)                             Subject to the provisions of paragraph (b) below, the Corporation shall, to the maximum extent permitted by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including any amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

b)                            The indemnity provided under paragraph (a) above will only be applicable if the individual:

i.     acted honestly and in good faith with a view to the best interests of the Corporation or other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request, as the case may be;

ii.    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that the individual’s conduct was lawful; and

iii.   was not judged by a court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done.

c)                             The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in paragraph (a), provided that such individual shall repay the moneys so advanced if the individual does not fulfill the conditions of paragraph (b).

d)                            The provisions for indemnification contained in this by-law shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to

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action in the individual’s official capacity and as to action in another capacity, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and legal representatives of such a person.

6.05                         Insurance

The Corporation may purchase and maintain insurance for the benefit of any person referred to in paragraph 6.04 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Act.

SECTION SEVEN

SHARES

7.01                         Allotment

The board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.  Shares may be issued as uncertificated securities or be represented by share certificates in accordance with the provisions of the Act and the Securities Transfer Act.

7.02                         Commissions

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

7.03                         Registration of Transfers

All transfers of securities of the Corporation shall be made in accordance with the Act and the Securities Transfer Act.  Subject to the provisions of the Act and the Securities Transfer Act, no transfer of shares represented by a security certificate (as defined in the Act) shall be registered in a securities register except upon presentation of the certificate representing such shares with an endorsement which complies with the Act and the Securities Transfer Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act and the Securities Transfer Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, upon compliance with such restrictions on transfer as are authorized by the articles and upon satisfaction of any lien referred to in paragraph 7.05.

7.04                         Transfer Agents and Registrars

The board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a securities register and one or more branch securities registers.  Such a person may be designated as transfer agent and registrar according to his functions and one person may be designated both registrar and transfer agent.  The board may at any time terminate such appointment.

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7.05                         Lien for Indebtedness

The Corporation shall have a lien on any share registered in the name of a shareholder or his legal representatives for a debt of that shareholder to the Corporation, provided that if the shares of the Corporation are listed on a stock exchange in or outside Canada, the Corporation shall not have such lien.  The Corporation may enforce any lien that it has on shares registered in the name of a shareholder indebted to the Corporation by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

7.06                         Non-recognition of Trusts

Subject to the provisions of the Act and the Securities Transfer Act, the Corporation may treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

7.07                         Share Certificates and Written Evidence of Ownership

Every holder of one or more shares of the Corporation that are certificated securities under the Act shall be entitled, at his option, to a share certificate, or to a non-transferable written acknowledgement of his right to obtain a share certificate, stating the number and class or series of shares held by him as shown on the securities register.  Share certificates and acknowledgements of a shareholder’s right to a share certificate, respectively, shall be in such form as the board shall from time to time approve.  Any share certificate shall be signed in accordance with paragraph 2.04 and need not be under the corporate seal; provided that, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar.  The signature of one of the signing officers or, in the case of share certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile upon share certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation.  A share certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.  Holders of uncertificated securities of the Corporation shall be entitled to receive a written notice or other documentation as provided by the Act.

7.08                         Replacement of Share Certificates

The board or any officer or agent designated by the board may in its or his discretion direct the issue of a new share certificate in lieu of and upon cancellation of a share certificate that has been mutilated or in substitution for a share certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding $3.00, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

7.09                         Joint Shareholders

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them.  Any one of such persons may give effectual

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receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such shares.

7.10                         Deceased Shareholders

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION EIGHT

DIVIDENDS AND RIGHTS

8.01                         Dividends

Subject to the provisions of the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interest in the Corporation.  Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

8.02                         Dividend Cheques

A dividend payable in cash shall be paid either electronically by direct deposit or by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and, if paid by cheque, mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise directs.  In the case of joint holders any cheque issued shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address.  The mailing of such cheque as set out in this section, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

8.03                         Non-receipt of Cheques

In the event of non-receipt of any dividend cheque by the person to whom it is sent as set out in section 8.02, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.04                         Record Date for Dividends and Rights

The board may fix in advance a date, preceding by not more than 50 days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven days before such record date in the manner provided by the Act.  If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board.

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8.05                                                                           Unclaimed Dividends

Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION NINE

MEETINGS OF SHAREHOLDERS

9.01                                                                           Annual Meetings

The annual meeting of shareholders shall be held at such time in each year as the board, the Chairman of the Board (if any) or the President may from time to time determine, in any event no later than the earlier of (i) six months after the end of each of the Corporation’s financial years, and (ii) fifteen months after the Corporation’s last annual meeting of shareholders, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor and for the transaction of such other business as may properly be brought before the meeting.

9.02                                                                           Special Meetings

The board, the Chairman of the Board (if any) or the President shall have the power to call a special meeting of shareholders at any time.

9.03                                                                           Place of Meetings

Subject to the Corporation’s articles, a meeting of shareholders of the Corporation shall be held at such place in or outside of Ontario as the board may determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.  If the Corporation makes available a telephonic, electronic or other communication facility that permits all participants of a shareholders meeting to communicate adequately with each other during the meeting and otherwise complies with the Act, any person entitled to attend such meeting may participate by means of such communication facility in the manner prescribed by the Act, and any person participating in the meeting by such means is deemed to be present at the meeting.

9.04                                                                           Notice of Meetings

Notice of the time and place of each meeting of shareholders shall be given in the manner provided in paragraph 11.01 not less than 21 days nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting.  Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of the incumbent auditor shall state or be accompanied by a statement of the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and the text of any special resolution or by-law to be submitted to the meeting.  A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders.

9.05                                                                           List of Shareholders Entitled to Notice

For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting.  If a record date for the meeting is fixed pursuant

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to paragraph 9.06, the list of shareholders entitled to receive notice of the meeting shall be prepared not later than ten days after such record date.  If no record date is fixed, the list of shareholders entitled to receive notice of the meeting shall be prepared as of the close of business on the day immediately preceding the day on which notice of the meeting is given, or where no such notice is given, on the day on which the meeting is held.  The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting of shareholders for which the list was prepared.

9.06                                                                           Record Date for Notice

The board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 30 days (or pursuant to the time limitations as may be prescribed by the Act from time to time), as a record date for the determination of the shareholders entitled to receive notice of the meeting, provided that notice of any such record date shall be given not less than seven days before such record date by newspaper advertisement in the manner provided in the Act and, if any shares of the Corporation are listed for trading on a stock exchange in Canada, by written notice to each such stock exchange.  If no record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.

9.07                                                                           Meetings Held by Electronic Means

If the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, the directors may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting.

9.08                                                                           Meetings without Notice

A meeting of shareholders may be held without notice at any time and place permitted by the Act

(a)                                  if all the shareholders entitled to vote thereat are present in person or represented by proxy waive notice of or otherwise consent to such meeting being held, and

(b)                                 if the auditor and the directors are present or waive notice of or otherwise consent to such meeting being held, so long as such shareholders, auditor and directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.  At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.  If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of or otherwise consented to such meeting, shall also be deemed to have consented to the meeting being held at such place.

9.09                                                                           Chairman, Secretary and Scrutineers

The Chairman of the Board or any other director or officer of the Corporation, as determined by the board, may act as chairman of any meeting of shareholders.  If no such director or officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman.  If the Secretary or Assistant Secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act

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as secretary of the meeting.  If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

9.10                                                                           Persons Entitled to be Present

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and the auditor of the Corporation and others who, although not entitled to vote are entitled or required under any provision of the Act or the articles or the by-laws to be present at the meeting.  Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

9.11                                                                           Quorum

Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or proxyholder for an absent shareholder so entitled, holding or representing in the aggregate not less than 10% of the issued shares of the Corporation enjoying voting rights at such meeting.

9.12                                                                           Right to Vote

The persons entitled to vote at any meeting of shareholders shall be the persons entitled to vote in accordance with the Act.

9.13                                                                           Proxies

Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy.  A proxy shall be in writing executed by the shareholder or his attorney authorized in writing (or by electronic signature) and shall conform with the requirements of the Act.

9.14                                                                           Time for Deposit of Proxies

The board may by resolution specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours exclusive of any part of a non-business day, before which time proxies to be used at such meeting must be deposited.  A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, only if it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

9.15                                                                           Joint Shareholders

If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.

9.16                                                                           Votes to Govern

At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question.  In case of an

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equality of votes either upon a show of hands or upon a poll, the chairman of the meeting shall not be entitled to a second or casting vote.

9.17                                                                           Show of Hands

Subject to the provisions of the Act, any question at a meeting of shareholders shall be decided by a show of hands, which may include such other indication of a vote made by means of the telephonic, electronic or other communication facility, if any, made available by the Corporation for that purpose, unless a ballot thereon is required or demanded as hereinafter provided.  Upon a show of hands, every person who is present, in person or by means of the telephonic, electronic or other communications facility, if any that the Corporation has made available for such purpose, and entitled to vote shall have one vote.  Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question.  For the purpose of this section, if at any meeting the Corporation has made available to shareholders the means to vote electronically, any vote made electronically shall be included in tallying any votes by show of hands.

9.18                                                                           Ballots

On any question proposed for consideration at a meeting of shareholders, and whether or not a vote by show of hands has been taken thereon, any shareholder or proxyholder entitled to vote at the meeting may require or demand a ballot.  A ballot so required or demanded shall be taken in such manner as the chairman shall direct.  A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot.  If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

9.19                                                                           Adjournment

The chairman at the meeting of shareholders may with the consent of the meeting and subject to such conditions as the meeting may decide, or where otherwise permitted under the provisions of the Act, adjourn the meeting from time to time and from place to place.  If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned.  If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

9.20                                                                           Resolution in Writing

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditor in accordance with the Act.

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SECTION TEN

DIVISIONS AND DEPARTMENTS

10.01                                                                     Creation and Consolidation of Divisions

The board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more subsidiaries, partnerships or other legal entities upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the board may consider appropriate in each case.  The board may also cause the business and operations of any such subsidiary, partnership or other legal entity to be further divided into subsidiaries, partnerships or other legal entities and the business and operations of any such subsidiaries, partnerships or other legal entities to be consolidated upon such basis as the board may consider appropriate in each case.

10.02                                                                     Name of Division

Any division or its sub-units may be designated by such name as the board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.

10.03                                                                     Officers of Division

From time to time the board or, if authorized by the board, the President and/or Chief Executive Officer, may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration.  The board or, if authorized by the board, the President and/or Chief Executive Officer, may remove at its or his pleasure any officer so appointed, without prejudice to such officer’s rights under any employment contract.  Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.

SECTION ELEVEN

NOTICES

11.01                                                                     Method of Giving Notices

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the directors shall be sufficiently given if delivered personally to the person to whom it is to be given; delivered to the recorded address of the person; mailed to the person’s recorded address by prepaid or ordinary or air mail; sent to the person’s recorded address by any means of prepaid transmitted or recorded communication; or an electronic document is provided in accordance with Section Twelve of this by-law.

A notice delivered as set out in this section is deemed to have been given when it is delivered personally or to the recorded address; a notice mailed as set out in this section shall be deemed to have been given when deposited in a post office or public letter box; and a notice sent by means of transmitted or recorded communication as set out in this section is deemed to have been dispatched or delivered to the appropriate communication company or agency or its representative for dispatch; and a notice sent by electronic means as set out in this section and Section Twelve shall be deemed to have been given upon receipt of reasonable confirmation of transmission to the designated information system

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indicated by the person entitled to receive such notice. The corporate secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the directors in accordance with any information believed by him or her to be reliable.  The Secretary or Assistant Secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by him to be reliable.

11.02                                                                     Signature to Notices

The signature of any director or officer of the Corporation to any notice or document to be given by the Corporation may be written, stamped, mechanically reproduced or electronically reproduced in whole or in part.

11.03                                                                     Proof of Service

With respect to every notice sent by post it is sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed as provided in this by-law and put into a post office or into a letter box.  With respect to every notice or other document sent as an electronic document it is sufficient to prove that the electronic document was properly addressed to the designated information system as provided in this by-law and sent by electronic means.  A certificate of the Chairman of the Board (if any), the President, an Executive Vice-President, a Vice-President, the Secretary, the Assistant Secretary, the Treasurer or the Assistant Treasurer or of any other officer of the Corporation in office at the time of the making of the certificate or of a transfer officer of any transfer agent or branch transfer agent of shares of any class of the Corporation as to the facts in relation to the mailing or delivery of any notice or other document to any shareholder, director, officer or auditor or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation as the case may be.

11.04                                                                    Notice to Joint Shareholders

All notices with respect to shares registered in more than one name shall, if more than one address appears on the records of the Corporation in respect of such joint holdings, be given to all of such joint shareholders at the first address so appearing, and notice so given shall be sufficient notice to the holders of such shares.

11.05                                                                     Computation of Time

In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event both the date of giving the notice and the date of the meeting or other event shall be excluded.

11.06                                                                     Undelivered Notices

If any notice given to a shareholder pursuant to paragraph 11.01 is returned on three consecutive occasions because he cannot be found, the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation in writing of his new address.

11.07                                                                     Omissions and Errors

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise found thereon.

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11.08                                                                     Deceased Shareholders

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased, and whether or not the Corporation has notice of his decease, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with any person or persons) until some other person be entered in his stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or document on his heirs, executors or administrators and on all persons, if any, interested with him in such shares.

11.09                                                                     Persons Entitled by Death or Operation of Law

Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom he derives his title to such share prior to his name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which he became so entitled) and prior to his furnishing to the Corporation the proof of authority or evidence of his entitlement prescribed by the Act.

11.10                                                                     Waiver of Notice

Any shareholder (or his duly appointed proxyholder), director, officer, auditor or member of a committee of the board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to him under any provision of the Act, the regulations thereunder, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given shall cure any default in the giving or in the time of such notice, as the case may be.  Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or of a committee of the board which may be given in any manner.

SECTION TWELVE

ELECTRONIC DOCUMENTS

12.01                                                                     Creation and Provision of Information

Unless the Corporation’s articles provide otherwise, and subject to and in accordance with the Act, the Corporation may satisfy any requirement of the Act to create or provide a notice, document or other information to any person by the creation or provision of an electronic document.  Except as provided in the Act, “electronic document” means any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means that can be read or perceived by a person by any means.

SECTION THIRTEEN

EFFECTIVE DATE

13.01                                                                     Effective Date

This by-law shall come into force upon being passed by the board.

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ENACTED this         day of                            , 201   .

WITNESS the seal of the Corporation.

Tayfun Eldem	Sonya Atwal
Chief Executive Officer	Chief Financial Officer

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